UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
___________________

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (k)	Public Accounts of Ontario: 2013-2014 Annual Report and Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

September 24, 2014	PROVINCE OF ONTARIO (Name of registrant)
By: /s/ Opallycia A. Kandelas Name: Opallycia A. Kandelas Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (k):	Public Accounts of Ontario: 2013-2014 Annual Report and Consolidated Financial Statements.

EXHIBIT (k)

Public Accounts of Ontario:  2013-2014 Annual Report and Consolidated Financial Statements

To The Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned have the honour to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2014, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Originally signed by                                                                                                  Originally signed by

The Honourable Charles Sousa                                                                                The Honourable Deb Matthews
Minister of Finance                                                                                                  Deputy Premier
Toronto, September 2014                                                                                        President of the Treasury Board
                                                                                                                                    Toronto, September 2014

CONTENTS

Forword  iii
Introduction  1
Guide to the Public Accounts  3
Annual Report  3
Supporting Volumes  4
Statement of Responsibility  5

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Overview  9
Analysis of 2013-14 results  11
Revenue  11
Investments in services, programs and infrastructure  14
Borrowing and financial position  17
Indicators of financial condition  18
Balancing the budget  23
Accountability and transparency in financial management and reporting  26
Environment liabilities  26
Dedicated revenue reporting  26
Classified agencies  26
Performing while transforming  28
Health care  28
Education  30
Energy  31
Comparison of interim to actual results  33

CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report  37
Consolidated Statement of Operations  39
Consolidated Statement of Financial Position  40
Consolidated Statement of Change in Net Debt  41
Consolidated Statement of Change in Accumulated Deficit  42
Consolidated Statement of Cash Flow  43
Notes to the Consolidated Financial Statements  44
Schedules to the Consolidated Financial Statements  69
Glossary  87
Sources of Additional Information  93

FOREWORD

I am pleased to present the Province of Ontario’s Public Accounts for the year 2013–14.

Our government is focused on building Ontario up by making the necessary strategic investments in economic growth and job creation, while remaining committed to eliminating the deficit by 2017–18. This year, the deficit is $10.5 billion — $1.3 billion lower than projected in the 2013 Budget, and $0.8 billion lower than the interim projection in the 2014 Budget.

This marks the fifth year in a row that Ontario has beaten the deficit target — making us one of the only governments in Canada to achieve this level of success. As a result, Ontario’s accumulated deficit is $25 billion lower than it otherwise would have been.

We will continue to build on our track record by moving forward with our plan for Building Opportunity and Securing Our Future. That plan is dedicated to investing in our people, building modern infrastructure, and supporting a dynamic and innovative business climate. Our plan is a 10-year economic strategy that will see Ontario move forward in the new global economy and ensure long-term prosperity.

Ontario’s skilled and diverse workforce is our province’s greatest strength. By building on those strengths, our plan will provide more opportunity, helping everyone to achieve their best. We will invest in education, skills training, and the talents that make Ontario a destination for global investment. Ontario’s education system is recognized as one of the best in the world, and we will continue to make the necessary investments to build on this success. Investing in people and giving Ontarians the support they need to get the right skills and the right job will help develop the economy of tomorrow, today.

We are taking action to ensure that all Ontarians are able to retire with security and dignity. Canadians, particularly those in the middle class, are not saving enough to ensure their standard of living in retirement. Helping to ensure a decent and stable stream of income for future retirees is an economic imperative because people with secure incomes are able to spend more and rely less on government programs. We are introducing the first-of-its-kind Ontario Retirement Pension Plan, and moving forward with several other initiatives to help Ontarians save for retirement, including a new framework for pooled registered pension plans.

We are also committed to building modern infrastructure and transportation networks to help maintain Ontario’s status as one of the best places in the world to live, work and invest. Through the Moving Ontario Forward plan, our investments will help our businesses get their goods to market faster and Ontarians get to work, home or school more quickly. Not only will this be a boost to jobs and economic growth, but it will also build a better quality of life for hardworking families.

To further support our dynamic and innovative business climate, we are building on Ontario’s strong reputation as a hub for global business. We are continuing to improve the competitiveness of Ontario’s tax system, modernizing regulations to enhance business productivity and expanding the province’s trade strategy. In addition, the new $2.5 billion Jobs and Prosperity Fund will improve Ontario’s ability to attract significant business investments.

The government’s 10-year Economic Plan speaks to strategic investments in economic growth and job creation, while remaining focused on achieving our savings targets and limiting program spending growth. Ontario has the lowest per-capita program spending of any province in Canada, while still providing high-quality public services. We continue to modernize service delivery, find efficiencies, and focus on priorities that will help grow our economy and ensure the sustainability of our services.

Going forward, I will be working closely with our new President of the Treasury Board to continue to manage and control expenses. Our plan to reduce our debt and deficit includes new annual program savings targets of $250 million for 2014–15 and $500 million for each of the next two years. Making every dollar count will help us achieve our deficit reduction targets and balance the budget by 2017–18.

Our government is moving forward with our bold new plan to build Ontario up, today and in the decades to come. Ontario is one of the best places in the world to live, work and invest, and our plan will help to ensure that the opportunity and security this province offers are accessible to everyone.

Originally signed by

The Honourable Charles Sousa
Minister of Finance

INTRODUCTION

This Annual Report presents Ontario’s financial results, activities and position for the year ending March 31, 2014. The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to illustrating the Province’s transparency and accountability for financial resources.

The Financial Statement Discussion and Analysis in this report compares the Province’s actual financial results for the 2013–14 fiscal year to the Budget plan presented on May 2, 2013, and explains major variances. It also outlines trends in a number of financial indicators over the past several years and reports on results achieved in key programs. By providing this information, the Annual Report helps users of the financial statements to understand the impact of economic conditions and other factors on government finances for the year and over time. This information supports the government’s commitment to accountability and transparency in financial reporting.

Producing the Public Accounts of Ontario, including the three supplementary volumes and this Annual Report, requires teamwork and collaboration on the part of many staff members across the provincial government and Ontario’s public sector. In addition, the Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements. I would like to thank everyone who was involved in preparing the 2013–14 Public Accounts for their essential and valuable contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Originally signed by

Murray Lindo, CPA, CMA
Assistant Deputy Minister and Provincial Controller
Treasury Board Secretariat

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

The Annual Report includes a Financial Statement Discussion and Analysis section that looks at the Province’s financial results, indicators of financial condition, results achieved and other information. It also contains the Consolidated Financial Statements, which are made up of several documents and schedules:

●  The Auditor General’s Report expresses the opinion of the Auditor General as to whether the statements fairly report the activities of the government in accordance with Canadian public sector accounting standards.

●
The Consolidated Statement of Operations shows government revenue against the cost of providing programs and services and financing debt. The difference is the annual surplus or deficit. The statement provides a comparison to the Budget plan presented on May 2, 2013, and to results for the previous year.

●
The Consolidated Statement of Financial Position shows the assets of the Province, which are classified as financial or non-financial, against its obligations. The Province’s net debt consists of its total obligations less its financial assets. The Province’s accumulated deficit is its net debt less the value of its non-financial assets.

●
The Consolidated Statement of Change in Net Debt shows the impact of financing the annual deficit and investing in capital assets. As well, this statement reflects the annual change in the fair value of the Ontario Nuclear Funds Agreement (ONFA) investments.

●  The Consolidated Statement of Change in Accumulated Deficit shows the impact of the annual deficit and unrealized gains and losses due to changes in the fair value of the ONFA investments.

●
The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. Sources of cash include taxation and other revenue, increases in debt and decreases in financial investments, while uses of cash include operating expenses, investments in infrastructure and other assets. The Statement shows the impact of all these activities on the Province’s holdings of cash and cash equivalents over the year.

●
Notes and schedules provide further information on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that form the basis on which the Province’s financial statements are prepared, as well as any upcoming changes to accounting standards.

Supporting Volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements, which are presented on the accrual basis of accounting, compare the amounts that were appropriated by the Legislative Assembly to actual expenses incurred. The ministry statements include amounts appropriated to fund some provincial organizations, including hospitals, school boards and colleges. The results of all provincial organizations in the government reporting entity are consolidated with those of the Province to produce the Consolidated Financial Statements, following the methodology described in Note 1 to the statements.

Volume 2 contains the individual financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, and other miscellaneous financial statements.

Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements and Financial Statement Discussion and Analysis are prepared by the Government of Ontario in compliance with legislation and in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of Chartered Professional Accountants of Canada (CPA Canada) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of CPA Canada.

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Auditor General of Ontario and her report appears on page 37 of this document.

Originally signed by                                                                       Originally signed by                                                                        Originally signed by

Kevin French                                                                                   Greg Orencsak                                                                                Murray Lindo, CPA, CMA
Deputy Minister                                                                                Deputy Minister and                                                                       Assistant Deputy Minister
Ministry of Finance                                                                        Secretary to Treasury Board                                                          and Provincial Controller
                                                                                                          and the Management Board of Cabinet                                        Treasury Board Secretariat

August 19, 2014                                                                              August 19, 2014                                                                             August 19, 2014

FINANCIAL STATEMENT DISCUSSION

AND ANALYSIS

OVERVIEW

2013–14 Actual results against 2013 Budget Plan Table 1 ($ Billions)
	2013 Budget	2013–14 Actual	Variance
Revenue	116.8	115.9	(0.9)
Expense
Programs	117.0	115.8	(1.2)
Interest on debt	10.6	10.6	(0.0)
Total Expense	127.6	126.4	(1.2)
Reserve	1.0	–	(1.0)
Annual Deficit	(11.7)	(10.5)	(1.3)
Note: Budget and related variance numbers may not add due to rounding.

The deficit for the 2013–14 fiscal year was $10.5 billion, an improvement of $1.3 billion from the projection in the 2013 Budget. Although revenue came in $0.9 billion below plan, strong management of expenses and the use of the reserve included in the 2013 Budget to protect against adverse changes in the fiscal plan more than offset this decline. Spending was $1.2 billion below plan. Program spending has been below projections every year since the fall 2009 Ontario Economic Outlook and Fiscal Review.

Ontario’s output grew at the same moderate pace in 2013 as in the previous year, with gross domestic product (GDP) increasing by 1.3 per cent in real terms. This was slightly below the 1.5 per cent growth projected in the 2013 Budget and contributed to slower revenue growth than forecast.

Given the continuing modest expansion in economic activity, the Province continues to manage growth in spending, while making targeted investments to encourage economic growth, to support eliminating the deficit by 2017–18. Program spending grew on average by 1.2 per cent a year between 2010–11 and 2013–14.

To address the ongoing challenges in the global economy, the 2014 Budget outlined a new 10-year plan that aims to continue to help stimulate Ontario’s economy, create jobs, and increase prosperity and fairness. The plan focuses on strategic investments that build on the competitive advantages of Ontario’s people and businesses. This includes significant funding for transportation and public transit, health care and education.

Ontario is building on the progress it has already achieved in these and other areas:

●
Ontario is undertaking a major transformation of the health care system to be more patient-focused and effective, and continues to be a leader in Canada in reduced wait times for five key services as reported by the national Wait Time Alliance.

●
Ontario’s publicly funded education system is recognized as one of the best in the world. The province’s students consistently score above the Canadian average in math, reading and science, and rank among the best in the world on such assessments as the Programme for International Student Assessment.

●
Infrastructure investments of nearly $100 billion since 2003 focusing on health care, education and transportation have made Ontario a safer, more competitive and more productive province, while supporting an average of 100,000 jobs in construction and related industries.

ANALYSIS OF 2013–14 RESULTS

Details of 2013–14 Actual results against Budget Plan1 Table 2 ($ Billions)
	2013 Budget2	2013–14 Actual	Variance
Revenue
Taxation	82.0	80.0	(2.0)
Government of Canada	22.5	22.3	(0.2)
Income from government business enterprises	4.5	5.3	0.9
Other non-tax revenue	7.9	8.3	0.4
Total Revenue	116.8	115.9	(0.9)
Expense
Health sector	48.9	48.9	0.1
Education sector3	24.2	23.6	(0.6)
Postsecondary and training sector	7.7	7.6	(0.2)
Children’s and social services sector	14.3	14.1	(0.3)
Justice sector	4.1	4.2	0.1
Other programs	17.8	17.4	(0.3)
Total Program Expense	117.0	115.8	(1.2)
Interest on debt	10.6	10.6	(0.0)
Total Expense	127.6	126.4	(1.2)
Reserve	1.0	–	(1.0)
Annual Deficit	(11.7)	(10.5)	(1.3)
Notes:
1  Budget and related variance numbers may not add due to rounding.
2  2013 Budget figures have been restated to reflect restructuring during the year.
3  Teachers’ Pension Plan expense is included in “Other programs.” In the Consolidated Financial Statements, this expense item appears under the Ministry of Education. Schedule 3 to the financial statements provides details.

Revenue

Total revenue in 2013–14 was $0.9 billion lower than the 2013 Budget forecast, reflecting lower estimates of taxation revenue for previous years, slower-than-projected economic growth and a decline in federal transfer payments in 2013–14. Higher-than-forecast income from government business enterprises and higher other non-tax revenue, including the sale of shares of General Motors Company, partially offset these declines.

Sales tax revenue was $1,375 million lower than forecast. The variance arises largely from a $1.1 billion downward revision to the estimate of Ontario’s 2012 Harmonized Sales Tax (HST) entitlement. The revision, which was provided by the federal government in December 2013, has a one-time impact because it relates to a prior, closed year. The remaining variance is largely due to lower-than-expected economic growth that reduced Ontario’s 2013 and 2014 HST entitlement estimates.

Personal income tax revenue for 2013 was $649 million lower than projected in the 2013 Budget. An estimated $300 million of this decrease reflects a one-time adjustment to prior years’ results. The remaining variance is due to lower-than-expected growth in labour compensation in 2013 and lower tax revenue yield from this growth.

Corporations tax revenue was $154 million higher than expected. This was because the latest federal estimates of Ontario’s 2013 and 2014 entitlement, which form the basis of the Province’s reporting, were higher than projected in the 2013 Budget. This gain was partially offset by downward revenue adjustments for prior years.

Land transfer tax revenue was $232 million higher than forecast, reflecting continued strength in the Ontario housing market. Payments made by electricity sector entities in lieu of taxes (PILs) were $177 million higher than projected, as a result of the better-than-expected incomes of Ontario Power Generation Inc. (OPG) and Hydro One Inc.

Education property tax showed a shortfall of $237 million for a number of reasons, including property assessment appeals, business vacancy rebates and an adjustment for prior years’ property tax grants. Ontario health premium revenue for 2014 was $98 million below projection. About $20 million is related to a lower 2013 tax revenue base, and the rest is a one-time adjustment for prior years.

All other tax revenues combined were lower than forecast by $213 million, owing largely to slower-than-expected economic growth.

Provincial taxation revenue is closely tied to Ontario’s economic performance. The economy continues to recover at a modest pace from the deep global recession that began in 2008. In 2013, the province’s real GDP grew by 1.3 per cent, matching the gain in 2012 but slightly below the 2013 Budget forecast of 1.5 per cent.

Real consumer spending grew by 1.8 per cent, accelerating from a 1.4 per cent gain in 2012. Improving economic conditions in the United States, Ontario’s largest trading partner, as well as a drop in the value of the Canadian dollar, helped to boost real exports by 0.9 per cent. At the same time, real imports declined 0.7 per cent, making net trade a significant contributor to overall growth in 2013.

Real GDP edged up by 0.1 per cent in the first quarter of 2014, down from a 0.5 per cent gain in the fourth quarter of 2013, as unusually harsh winter weather slowed economic activity in Ontario and much of the rest of North America.

By the end of the first quarter of 2014, Ontario’s real GDP had increased by 10.4 per cent from the recessionary low and was 5.2 per cent above its pre-recession peak. The recovery has been supported by household spending and residential construction, as well as government investment in infrastructure and business investment in plant and equipment.

Although moderate, the sustained growth of Ontario’s economy has supported continued gains in employment. In 2013, Ontario employment increased by 95,700 new jobs, building on a gain of 52,400 in 2012. Last year, 64.7 per cent of jobs gained were full-time positions and 68.2 per cent were in the private sector. Since the recession, the pace of job creation in Ontario has been stronger than in most developed economies, including the United States and the average of countries in the Organisation for Economic Co-operation and Development (OECD).

Despite these positives, Ontario is not immune to global conditions. Worldwide, the economic environment continues to face risks to growth, including financial-market vulnerabilities. The Province is continuing to take measures to build a competitive, resilient and diverse economy. This includes supporting entrepreneurs, creating a skilled and flexible workforce, and investing in key strategic sectors.

Government of Canada transfers under the Canada Health Transfer and Canada Social Transfer programs were $165 million lower than forecast, owing mainly to revisions by Statistics Canada to historic population estimates that reduced Ontario’s share of the Canadian population. The 2013–14 change also includes one-time adjustments for prior years.

All other Government of Canada transfers were $33 million below the 2013 Budget forecast, owing mainly to lower transfers to consolidated government agencies and revised timelines for capital projects. These reductions are largely offset by corresponding lower spending.

Overall, income from government business enterprises was $858 million above plan due to higher revenue from OPG and Hydro One Inc., including gains realized on the investments that OPG maintains under the Ontario Nuclear Funds Agreement and lower-than-expected OPG operating costs. Net income was in line with projections for the Ontario Lottery and Gaming Corporation and the Liquor Control Board of Ontario.

Other non-tax revenue was $415 million higher than expected, largely reflecting a $249 million gain on the sale of the Province’s interest in 10 million shares of General Motors Company, announced on September 10, 2013; higher recoveries from power supply contracts, which are fully offset by power supply contract costs; and higher sales and rental revenue from consolidated government agencies.

Investments in services, programs and infrastructure

At $126.4 billion, total expense in 2013–14 was $1.2 billion lower than the 2013 Budget forecast, largely reflecting the government’s ongoing focus on managing expenses. This included, among other actions, a freeze on all non-essential spending for the final quarter of the fiscal year that was recommended by an in-year expenditure review. The savings in total expense came largely from programs as actual interest on debt expense, at $10.6 billion, was essentially the same as budgeted.

Program spending was $115.8 billion, an increase of 3.2 per cent from the previous year, due in part to investments that began with the 2013 Budget, including funding for the Youth Jobs Strategy and for transforming social assistance. The year-over-year increase also reflected one-time savings of $1.3 billion in 2012–13 in the education sector from reducing liabilities carried by school boards for sick-day banking and retirement gratuities. Without this one-time saving, growth in spending between 2012–13 and 2013–14 would have been 2.0 per cent.

Roughly two-thirds of ministries spent below their total allocation. This contributed to exceeding the $1.0 billion year-end savings target included in the 2013 Budget.

●  Spending in the health sector was very close to budget, with final results up by $71 million, or 0.1 per cent, from the planned $48.9 billion. The slight increase was in part owing to lower-than-projected hospital sector surplus resulting from the Hamilton Health Sciences Corporation transferring internally restricted monies provided by third parties to Hamilton Health Sciences Research Institute, as well as increases in OHIP. These increases were partially offset by savings in various clinical education programs and the Healthy Homes Renovation Tax Credit program, lower prices negotiated by the government for generic drugs, and efficiencies in Canadian Blood Services operations.

●  Education sector expense was $603 million below plan, owing mainly to lower-than-expected school board expense and savings in ministry administration. School board expense was less than forecast due primarily to slower student enrolment growth, boards’ measures to balance budgets, and lower-than-projected salary and benefits costs. Ministry efficiencies were realized through lower information technology costs and improved management of staff vacancies.

●  In the postsecondary and training sector, expense was $157 million below plan, due mainly to lower demand than forecast for employment and training programs because job opportunities improved, and for student financial assistance.

●  The improvement in job opportunities also resulted in savings of $252 million in the children’s and social services sector, with take-up of Ontario Works and low-income benefits, such as the Ontario Child Benefit, lower than expected. In addition, lower prices that the government negotiated for several generic drugs resulted in lower spending by the Ontario Drug Benefit program, which covers the prescription drug costs of social assistance recipients.

●  Justice sector expense was about $88 million higher than expected, mainly as a result of settlement agreements to provide compensation to the former residents of the Huronia, Rideau and Southwestern Regional Centres, compensation funding for victims of an international investment fraud case — fully offset from revenue recovered through Ontario’s civil forfeiture law — and the decision to keep the Sarnia Jail facility open following an evaluation of operational needs.

Among all other programs, spending was $338 million below plan. Compensation savings were achieved through measures to align public-service retiree benefits with those in the private sector and other jurisdictions. Pension expense was also lower than planned by managing compensation costs in the last round of collective agreements, a lower-than-projected increase in active members, and continued improvement in investment returns and market performance since 2010.

The decrease also reflects a number of constraint measures and savings initiatives across ministries, as well as lower-than-expected demand for some programs. For example, spending in the Ministry of Agriculture and Food was lower than planned by $157 million, owing to fewer claims than expected being filed in agricultural business risk management programs and lower-than-expected municipal infrastructure project costs.

Against these savings, expense in the Ministry of Municipal Affairs and Housing was $257 million higher than expected, largely as a result of $190 million committed in financial assistance to municipalities and conservation authorities affected by a massive ice storm in December 2013. As well, spending was $188 million above plan in the Ministry of Tourism, Culture and Sport, owing largely to an updated estimate of expense related to media tax credits.

A decrease of $33 million in interest on debt expense from plan reflected mainly a lower-than-forecast cost of borrowing relative to Canada and cost-effective debt management.

Infrastructure expenditures, 2013–141 Table 3 ($ Billions)
Sector	Investment in Capital Assets2	Transfers and Other3	Totals
Transportation and transit	4.3	0.6	4.9
Health	2.8	0.4	3.2
Education, postsecondary and training	2.0	0.2	2.2
Municipal and other	0.8	0.7	1.5
Totals	10.0	1.8	11.8
1  Numbers may not add due to rounding.
2  Includes adjustments for the net book value of assets disposed of during the year, as well as changes in valuation.
3  Mainly transfers for capital purposes to municipalities and universities and expenditures for capital repairs. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province’s Consolidated Statement of Operations.

Infrastructure spending, including third-party funding, was $11.8 billion, below the $14.5 billion set out in the 2013 Budget. The change was mainly due to lower-than-forecast construction activity.

Since 2003, Ontario has invested nearly $100 billion in infrastructure, focusing on hospitals, schools and transportation infrastructure, which has made Ontario a safer, more competitive and more productive province. These investments have also supported an average of 100,000 jobs each year in construction and related industries.

Examples of recent and current infrastructure projects include:

●  Improving the flow of goods and people on Ontario’s highways by adding lanes to Highway 7 in Durham Region, repairing 12 bridges on Highway 401 in Toronto, and starting construction on a new, four-lane bridge on Highway 11–17 east of Nipigon.

●  Building public transit infrastructure, such as the Eglinton Crosstown and Ottawa light rail transit projects.

●  Investing in modern health infrastructure, such as the recently completed St. Joseph’s Healthcare Hamilton’s West 5th Campus and ongoing construction of 11 major hospital projects across the province, including the Providence Care Hospital in Kingston.

●  Building better places to learn by providing $1.47 billion in capital funding since 2010 to help create close to 3,500 new kindergarten classrooms to support the rollout of full-day kindergarten across the province.

●  Helping to develop a skilled and innovative workforce by funding projects at colleges and universities, such as the newly expanded and renovated MacOdrum Library at Carleton University.

●  Helping municipalities prepare asset management plans and address critical core infrastructure projects through the Municipal Infrastructure Strategy.

Borrowing and financial position

Ontario’s total debt increased by $14.7 billion in 2013–14, net of refinancing, rising from $281.1 billion to $295.8 billion, with much of the increase applied to financing the deficit and investing in infrastructure. The Province successfully completed its annual borrowing program in 2013–14 despite challenges that continue to linger in the global financial markets.

Including both new issues and refinancing of existing debt, the Province borrowed a total of $36.0 billion. Total debt at March 31, 2014, was $4.9 billion higher than the forecast of $290.9 billion in the 2013 Budget due to Ontario pre-funding some of its borrowing requirements for 2014–15, as well as debt issued at a discount and foreign exchange debt revaluations.

The Province issued 82 per cent of its borrowing requirements in the Canadian-dollar market in 2013–14, reflecting robust domestic demand. This was well above both the 72 per cent achieved in 2012–13 and the target of at least 70 per cent set out in the 2013 Budget. The remaining 18 per cent was completed through global bonds issued in U.S. dollars. The ability to issue debt targeted at a variety of buyers allows the Province to borrow cost-effectively and access markets even during difficult conditions.

The following table summarizes how the Province used its net new financing in 2013–14:

Use of new financing by the Province, 2013–14 Table 4 ($ Billions)
Operating deficit and other transactions1:	9.9
Cash invested in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges2:	9.9
Decrease in the Province’s cash and investments:	(4.5)
15.3
Less: Increase in other long-term financing3:	(0.6)
Net new financing	14.7
1  The Province’s operating deficit of $10.5 billion offset by a net $1.0 billion in changes to assets and liabilities that provided cash for operating purposes. See the Consolidated Statement of Cash Flow.
2  New investments of $10.3 billion less proceeds of $0.4 billion from the sale of tangible capital assets.
3  Including net increase in financing of capital projects through Alternative Financing and Procurement that reflects a claim on future government resources. See Note 5 to the Consolidated Financial Statements.

The Province’s net debt, which consists of its obligations less its financial assets, was $267.2 billion at March 31, 2014, up from $252.1 billion a year earlier but below the $272.8 billion forecast in the 2013 Budget. Financial assets, including cash, short-term and other investments, and accounts and loans receivable, amounted to $77.6 billion at year-end.

The Province’s net debt-to-GDP ratio was 38.6 per cent at the end of fiscal 2013–14, compared to the 39.3 per cent forecast in the 2013 Budget, and the 40.8 per cent forecast in the April 25, 2012 update to the 2012 Budget.

This ratio is expected to peak at 40.5 per cent in 2015–16, slightly above the 40.4 per cent forecast in the 2013 Budget, but below the 40.8 per cent forecast in the 2014 Budget. The government continues to maintain a target of reducing Ontario’s net debt-to-GDP ratio to its pre-recession level of 27 per cent.

Ontario’s borrowing program also provides funds used to finance infrastructure projects, including transit, roads, hospitals and schools. These infrastructure investments steadily increase the level of assets available to provide public services. The net book value of these tangible capital assets was $90.6 billion at the end of the 2013–14 fiscal year, up from $85.0 billion a year earlier.

Although lower by $33 million than forecast in the 2013 Budget, interest expense totalled $10.6 billion in 2013–14, an increase of $231 million from a year earlier. Eliminating the deficit is key to helping control growth in interest expense.

Indicators of financial condition

The use of financial indicators helps the public and other readers of the Annual Report assess the financial health of the Province. Through the indicators’ levels and trends, readers are able to gauge the impacts of economic and other events on the Province’s finances, as well as how the government is responding to these.

For greater transparency and accountability, the Province is expanding the number of indicators on which it reports. As well, an additional two years of historic data have been provided to help readers see and assess trends over a longer time period.

These enhancements reflect the Province’s commitment to ensuring its financial reports are readable and useful and support accountability. The indicators it provides largely reflect the suggestions of the Public Sector Accounting Board (PSAB), which recommends accounting and reporting standards for public-sector entities in Canada, including governments. In addition to carrying out its own analyses, the Province looks to PSAB for guidance in this area.

PSAB’s suggested approach is for governments to provide indicators that illustrate sustainability, flexibility and vulnerability:

●  A government’s fiscal approach is sustainable if, over time, it does not result in overly high levels of taxation, debt, or both. For example, the level and trend in net debt to GDP, which shows claims on the economy arising from fiscal decisions, can help illustrate long-term sustainability.

●  Flexibility refers to the options available to a government to achieve its fiscal plans. For example, rising debt servicing costs may, at a certain point, signal that the government has limited flexibility in funding its activities through further borrowing.

●  Vulnerability refers to the risk of fiscal impacts from decisions and events outside government’s control. Factors influencing vulnerability include heavy dependence on transfers from another level of government and high exposure to changes in foreign currency exchange rates.

As Chart 4 shows, Ontario continues to benefit from a high proportion of own-source revenue, including taxation, to help pay for programs and services. Taxation revenue has recovered in step with the improving economic picture. Federal transfers peaked as a share of total revenue at 21.5 per cent in 2010–11, reflecting stimulus spending to help counter the recession. In 2013–14, federal transfers were below projection, as explained earlier in this report. Although Ontario does not rely heavily on federal transfers, it remains vulnerable to federal decisions that, in many instances, result in increased revenue volatility and uncertainty. Including federal transfers, Ontario has the lowest revenue per capita of any province in Canada.

Chart 5 shows the extent to which Ontario has been able to manage the growth in spending on programs and services. Because health care represents the largest share of government program spending, transformation efforts to make the sector more efficient and sustainable are vital to managing overall spending growth. These continuing efforts have moderated the year-over-year growth in spending to 2.8 per cent in 2013–14. However, prior to the transformation that started in 2012–13, the sector had been experiencing an average growth rate of about six per cent per year since 2003–04.

With revenue growth steady but modest, careful management of spending in all areas has been critical to achieving Ontario’s fiscal plans. Provincial program spending has been lower than forecast each year since the fall 2009 Ontario Economic Outlook and Fiscal Review. Between 2010–11 and 2013–14, the annual growth rate has been held on average to 1.2 per cent.

Interest on debt expense has also been consistently below forecast, but has nonetheless grown gradually from 7.5 per cent of total spending in 2009–10 to the current level of 8.4 per cent.

As Chart 6 shows, increases in Ontario’s spending on programs and interest on debt on a per-capita basis have remained relatively stable since 2009–10, reflecting the government’s ability to manage spending carefully as revenue faltered and then began to recover from the impacts of the 2008–09 global recession. Ontario consistently has the lowest per capita program spending among all Canadian provinces. As a result of responsible management of spending and economic growth, total spending has fallen as a percentage of GDP since 2009–10.

The Province’s accumulated deficit essentially represents the cumulative total of the deficits and surpluses it has incurred over time (there is also a small component that reflects unrealized gains/losses on OPG investments required under the Ontario Nuclear Funds Agreement). As Illustration 1 shows, the Province’s accumulated deficit plus its financial assets and tangible capital assets equal its total liabilities. Its net debt equals total liabilities less financial assets, and this can also be expressed as net debt being made up of two components: tangible capital assets and accumulated deficit.

Because Ontario has continued to invest in the programs, services and infrastructure that its people and businesses depend on, its debt has increased. Chart 7 looks at the growth of net debt per capita, as well as the growth of the two components, tangible capital assets and accumulated deficit, that make it up.

The steady increase in the value of tangible capital assets — including roads, transit systems, bridges, schools and hospitals — from under $5,000 per capita in 2009–10 to $6,648 per capita in 2013–14 — shows the extent to which people in Ontario are benefiting from investments in infrastructure. Owing to consistently better than planned results over the last five years, Ontario’s accumulated deficit is $25 billion lower than it otherwise would have been. Ontario plans to control the growth in spending to reduce and then eliminate the annual deficit, which will in turn constrain the growth in net debt.

As noted on page 17 of the “Borrowing and financial position” section, borrowing to support both infrastructure and vital public services has caused the ratio of net debt to GDP to increase. As the economy continues to grow and spending is carefully managed, the ratio is expected to peak in 2015–16, as Chart 3 indicates, and then begin to decline.

The majority of Ontario’s borrowings are in Canadian dollars, but a portion is in other currencies. Foreign currency exposure through borrowing in other currencies gives rise to vulnerability to fluctuations in exchange rates, if the exposure is not hedged. The Province hedges its exposure by using currency swaps and foreign exchange forward contracts to reduce the risks associated with issuing bonds in different currencies. Its foreign exchange exposure limit is set at five per cent; as Chart 8 shows, unhedged exposure has been well below that limit for the past five years.

BALANCING THE BUDGET

Ontario remains firmly committed to eliminating the deficit by 2017–18. Because of the better-than-planned results of the past five years, Ontario’s accumulated deficit is $25 billion lower than it otherwise would have been, as Chart 9 shows. Between 2010–11 and 2013–14, careful financial management has held growth in program spending to an average of 1.2 per cent a year. Ontario will continue to invest in programs and services that people depend on, such as health, education and job creation, but will manage spending growth by ensuring that government activities are carried out efficiently.

The 2014 Budget outlined key investments in people, modern infrastructure and a dynamic and innovative business climate — investments that will help to spur economic growth and create the new jobs necessary to support eliminating the deficit. Together with these strategic investments, the government also committed to taking deliberate actions in the following areas to help ensure that the priority programs and services that people rely on are maintained and enhanced while the deficit is eliminated:

●  Responsibly managing program spending;

●  Maintaining the integrity of the Province’s revenue;

●  Enhancing tax fairness measures for people and businesses; and

●  Unlocking the value of the Province’s assets.

In June 2014, the government appointed a new President of the Treasury Board who will work with the Minister of Finance, the Premier, Treasury Board members and Cabinet to help Ontario meet its fiscal goals. A new ministry, the Treasury Board Secretariat, has been created to support the President in implementing the fiscal plan. It integrates several key functions, including expenditure planning, management and controllership; oversight of labour relations in the public service and broader public sector; responsibility for agency governance and oversight; information technology; and Open Government.

The recommendations of an expenditure review announced in the fall 2013 Ontario Economic Outlook and Fiscal Review, in particular a freeze on non-essential spending in the final quarter of the fiscal year, helped achieve the lower-than-forecast deficit in 2013–14. Building on this success, expenditure review will continue, both to help determine which programs should be enhanced or reduced and to transform services to be more efficient and achieve better outcomes. As well, targets for program review savings are set at $250 million for 2014–15 and $500 million for each of 2015–16 and 2016–17.

In early 2012, the Commission on the Reform of Ontario’s Public Services recommended ways of achieving greater efficiencies in the Ontario public sector. The Ontario government is currently acting on more than 80 per cent of the Commission’s recommendations, up from 60 per cent one year ago.

Health care remains the largest single expense for Ontario, and the Province remains committed to Ontario’s Action Plan for Health Care, a road map for creating a more sustainable and high-quality health care system.

A major focus of the Action Plan is ensuring that patients get timely access to the most appropriate care in the most appropriate setting. This involves providing better-integrated care in the community when possible so that patients can stay at home, reducing stress on them and avoiding the costs to the system of unnecessary hospital or long-term care home admissions.

Ontario is finding additional efficiencies in health care, for example through reforms that have resulted in savings in prescription drug costs, including the price the government pays for generic drugs. These changes are achieving savings of about $500 million a year. Managing the cost of brand-name drugs until the corresponding generic drugs become available has saved an additional $100 million annually since 2011–12.

With over half of government spending going to salaries and benefits in the Ontario Public Service and broader public sector, managing public-sector compensation costs is another important part of the Province’s plan to control spending and protect front-line government services. Ontario is managing public-sector and executive compensation from within Ontario’s existing fiscal framework so that any modest wage increases that are negotiated will need to be absorbed within funding envelopes, and within Ontario’s overall fiscal plan, through efficiency and productivity gains, or other tradeoffs that continue to deliver the service levels to meet public needs.

The government is taking action to modernize and manage public-sector benefit costs by bringing public service retirement benefits in line with practices in the private sector and other jurisdictions, which will save the Province more than $1.4 billion by 2017–18.

Pension plans in all sectors, including those in the public sector, have faced funding pressures arising from general economic and demographic factors. Ontario is continuing to take action to reduce pension costs and enhance the affordability of public-sector pension plans. The government’s successful efforts to date to constrain public-sector wage growth, along with better-than-expected investment performance, have reduced pension expense costs over the medium term by $1.1 billion since the 2013 Budget.

To protect the integrity of provincial revenue, the government continues to support a fair and efficient tax administration system that ensures everyone pays their fair share of taxes. In particular, the government has introduced initiatives aimed at addressing the underground economy and corporate tax avoidance. The government has also introduced additional tax measures such as increasing the tobacco tax rate, which is expected to generate more than $100 million annually in incremental revenue. As well, it has implemented an increase to Personal Income Tax on taxable income above $150,000, which is expected to raise $0.7 billion by 2016–17.

With respect to unlocking the value of the Province’s assets, the government has established the Premier’s Advisory Council on Government Assets. The Council, which is being chaired by Ed Clark, retiring Group President and Chief Executive Officer of TD Bank Group, will report to the Premier on options for unlocking the full value of large and complex government business enterprises, specifically the Liquor Control Board of Ontario, Hydro One Inc. and OPG.

Accountability and transparency in financial management and reporting

Ontario continues to act on opportunities to further strengthen transparency, financial management and fiscal accountability, in support of achieving the Province’s fiscal plan and delivering government programs and services.

The C.D. Howe Institute, an independent, not-for-profit research organization, recently highlighted Ontario’s strong performance in the area of comparability between fiscal planning and reporting documents, which is key to transparency and accountability:

We award A’s to Ottawa and Ontario. Our idealized reader would have little difficulty finding comparable and PSAB-consistent headline revenue and spending numbers in the budgets and public accounts of these jurisdictions.
– Credibility on the (Bottom) Line:
The Fiscal Accountability of Canada’s Senior Governments, 2013

Environmental liabilities

The Province currently reports financial liabilities based on its environmental obligations resulting from federal legislation. In line with a new PSAB standard on accounting for contaminated land, the government will begin to take into consideration its own legislation when reporting liabilities. The new standard will be reflected in the Public Accounts of Ontario for the 2014–15 fiscal year. The government is considering related legislative changes to support the new reporting standard.

Dedicated revenue reporting

Accountable financial management requires transparent reporting on the Province’s delivery of its financial commitments. The 2014 Budget proposed the use of dedicated revenue to fund key infrastructure projects, particularly transportation and transit. To ensure accountability for the use of dedicated funds, the government is exploring potential new reporting mechanisms and associated legislative changes to support required appropriations.

Classified agencies

The government continues to strengthen its oversight of classified agencies and reduce risk in the agencies sector. The government is committed to ensuring that only those agencies that play an important role in the social and economic fabric of the province continue to operate.

In 2010–11, the government reduced the number of classified agencies in Ontario from 259 to 246, and since then through hard work and careful management, has achieved an additional reduction of roughly 20 per cent. It is committed to reducing the number by approximately 30 per cent below the 2011 baseline of 246 by March 2015. For example, legislative amendments that have been passed, but at the time of publishing have not yet come into force, would allow two electricity agencies, the Ontario Power Authority and the Independent Electricity System Operator, to be consolidated to realize efficiencies and contain costs.

Beginning in the 2014–15 fiscal year, the government will require regular review of the mandates of all classified agencies. As well, to improve accountability at the most senior levels in classified agencies, the Chairs/CEOs of all agencies will be required to annually attest that their organizations are in full compliance with all government directives. These measures will help ensure that agencies stay on track and remain aligned with the needs and expectations of residents of Ontario and their government.

PERFORMING WHILE TRANSFORMING

Health care

The implementation of Ontario’s Action Plan for Health Care, now in its third year, is driving major transformation in the provincial health care system. The plan is based on keeping people in Ontario healthy, especially through measures to prevent disease, improving access to family health care and making the right care available in the right place at the right time. The goals are to create a system where a broad cross-section of health care providers work together to deliver evidenced-based, high-quality care that results in better outcomes, and to provide better value for health dollars invested.

As this transformation continues, new measures of performance will be helpful in assessing progress in moving to a more community-focused and patient-centred model. Existing measures, such as wait times in emergency departments, will continue to be useful in assessing responses to more critical needs.

Many recent accomplishments reflect the commitment to transform the system:

●  Ontario continues to expand community Health Links, which bring together health care providers to coordinate care for high-needs patients such as seniors and people with multiple, complex conditions. As of March 2014, 54 Health Links have been created, with at least one in each Local Health Integration Network, and there are plans to create more than 90 in total. This initiative is extremely important because it is estimated that the highest-needs patients, who comprise only five per cent of the patient population, account for two-thirds of system costs.

●  As of the spring of 2014, 25 Nurse Practitioner-Led Clinics were providing care to more than 37,000 patients in Ontario, many of whom previously did not have access to a primary care provider. Ontario was the first Canadian province to introduce this innovative model. As well, Family Health Teams, in which care providers such as doctors, nurses, dieticians, pharmacists and other health professionals work together, are currently providing care to over three million people in Ontario, including more than 800,000 who previously did not have a family doctor. When patients have access to family health care, they stay healthier, get connected to the right care and are less likely to require costly treatment in hospital.

●  Pharmacists may now provide more health services, including administering flu vaccines, renewing and adapting existing prescriptions, and prescribing smoking cessation drugs. Pharmacist-administered flu shots are often more convenient, encouraging more people to get the shot while freeing up the time of other front-line care providers. As of mid-March 2014, pharmacists had delivered more than 765,000 flu shots.

●  Two new midwife-led birth centres opened in 2014, in Toronto and Ottawa, offering women the choice to give birth in a safe, home-like setting instead of hospital. Each centre can provide services for up to 450 births a year. Midwife-led birth centres have been proven to be a safe and cost-effective alternative to hospital deliveries, enabling acute care facilities to better focus on higher-risk births.

●  Hospitals represent the largest share of health spending. Ontario is in the third year of a major funding reform, moving from a provider-centred global funding approach to a more patient-centred, activity-based approach. The overall share of hospital budgets based on patient- and activity-based funding is increasing from 46 per cent in 2012–13 to 53 per cent in 2014–15, as Ontario moves to allocate 70 per cent through this model. This shift encourages hospitals to operate more efficiently while maintaining high standards of care.

●  As of autumn 2013, more one-on-one physiotherapy, group exercise classes and fall prevention services were made available in long-term care homes and communities across the province. Physiotherapy is also being integrated into family health care settings, including Family Health Teams, Nurse Practitioner-Led Clinics and Community Health Centres. These initiatives are key to helping older people, in particular, to lead the healthiest and most independent lives possible.

●  The Province is investing $6 million to help develop and expand Community Paramedicine initiatives, to help patients get the care they need while reducing the need for emergency room visits and hospital admissions. Through the program, paramedics visit patients, including those known to call emergency services frequently, on a non-emergency basis and offer help in such areas as taking medications as prescribed, managing chronic disease at home, and connecting to local supports and care. There are currently 14 Community Paramedicine programs in Ontario, with more planned.

●  Ontario continues to be a leader in Canada in wait times for key services benchmarked at a national level, including hip and knee replacements, radiation therapy, cataract surgery and coronary bypass surgery, receiving a grade of A or A+ in each of those categories from the national Wait Time Alliance. The Alliance provides more detailed reporting by province and for these and other procedures on its website, at www.waittimealliance.ca. Ontario provides wait times across the province on numerous surgical and diagnostic procedures at www.health.gov.on.ca/en/public/programs/waittimes.

●  The same web pages provide access to information on emergency department wait times by hospital. Ontario is working to reduce emergency wait times by building on the success of its ER Pay for Results program. In 2013–14, it invested $93 million through the program across 74 of Ontario’s busiest and most challenged emergency departments.

●  In line with health care transformation, Health Quality Ontario, a government agency, is taking on an expanded role in reporting on many aspects of health care and recommending evidence-based approaches. Health Quality Ontario publicly reports on a wide range of quality indicators for long-term care homes, home care, hospital patient safety and primary care through its website at www.hqontario.ca. It helps identify areas where improvements can be made, as well as promoting the sharing of information and best practices.

Education

A strong education system provides a foundation for vibrant communities and a prosperous society. Ontario’s publicly funded education system is recognized as one of the best in the world.

The introduction of full-day kindergarten has been the most transformative change to the province’s school system in a generation. Other vital educational investments have included new programs for secondary students, such as the specialist high skills major and dual credits. These are creating better links between skills and education so that students are better prepared to enter the workforce once they graduate.

Ontario has seen strong progress in student achievement over the past decade:

●  Compared to 2003, 150,000 more elementary students were meeting or beating the provincial standard in reading, writing and math in 2013. Ontario students consistently score above the Canadian average in math, reading and science. Detailed test results are available on the website of the Education Quality and Accountability Office (EQAO) at www.eqao.com.

●  Ontario’s students also rank among the best in the world when it comes to assessment results like the Programme for International Student Assessment. This is all the more noteworthy because students born outside Canada comprise 26 per cent of the publicly funded system. Grade 3 and 6 English Language Learners and Actualisation linguistique en français (French language) learners have narrowed the achievement gap with the general population by 83 per cent since 2002–03. Ontario is one of the few jurisdictions in the world where students perform above international standards regardless of socioeconomic background or first language.

●  The provincial graduation rate increased from 68 per cent in 2003–04 to 83 per cent in 2012–13, a gain of 15 percentage points.

●  By September 2014, full-day kindergarten will be available to all four- and five-year-olds in Ontario.

Through the implementation of the new Achieving Excellence initiative, Ontario’s students will gain higher-order skills, such as critical thinking and problem solving, and knowledge that will lead them to become the motivated innovators, skilled workers, entrepreneurs and leaders of tomorrow.

Ontario’s ability to compete increasingly depends on a highly skilled, diverse and adaptable workforce. The focus of postsecondary education and training funding is to build that competitive edge. As a result of that focus:

●  There are 170,000 additional students enrolled at Ontario publicly assisted colleges and universities versus 10 years ago, an increase that is greater than in any decade in Ontario’s history.

●  The number of graduate students at Ontario universities has increased by 60 per cent since 2002–03.

●  Among postsecondary students, 77 per cent of university undergraduates now graduate, up from 73 per cent in 2002, as do 65 per cent of college students, up from 57 per cent.

●  Ninety-three per cent of 2011 university graduates were employed within two years of graduation, with 75 per cent in careers relating to their program of study, and 83 per cent of 2012–13 graduates from public colleges were employed within six months of graduation.

●  There were a total of 28,326 new registrations for apprenticeship training in 2013–14, up from 19,098 a decade earlier.

Energy

Developing a diverse supply mix that includes more renewable energy sources and putting conservation first are the cornerstones of Ontario’s plan to provide clean and reliable energy. In 2013, Ontario updated its Long-Term Energy Plan (LTEP) to continue building on these cornerstones while lowering the projected total system costs to enhance affordability. The plan and other energy initiatives play a critical role in supporting the government’s long-term priorities of economic prosperity, environmental stewardship and sustainable communities.

●  In April 2014, Ontario became the first jurisdiction in North America to fully eliminate coal as a source of electricity generation. Ontario had been steadily decreasing its reliance on coal since 2003, removing a total of 7,500 megawatts (MW) from service at coal-fired plants across the province. With the final step, which saw the plant in Thunder Bay burn its last coal before conversion to advanced biomass generation, it has accomplished the single largest climate change initiative in North America, reducing annual carbon dioxide emissions by up to 30 megatonnes. Coal generation is being replaced with a mix of conservation, refurbished nuclear, renewable energy and natural gas. Ontario has also adopted a policy where conservation will be the first resource to be considered before building new generation.

●  According to the 2013 LTEP, average residential customers can expect to pay about $520 less over the 2013–17 five-year period compared to what was originally forecast in the 2010 LTEP. Ontario has undertaken a number of initiatives to control costs, including reducing Feed-In Tariff (FIT) prices for renewable generation, negotiating new contracts with existing non-utility generators only to meet system needs, introducing wind dispatch, deferring new build nuclear, and achieving early coal closure at the Lambton and Nanticoke generating stations. The government has also reduced the amount of capacity contracted with a Korean renewable energy consortium to decrease contract costs by $3.7 billion.

●  Last year, the government committed to making 900 MW of new capacity available between 2013 and 2018 for the FIT and microFIT programs. Starting this year, annual procurement targets for the next four years are set at 150 MW for FIT and 50 MW for microFIT.

●  Ontario’s new Large Renewable Procurement process for projects over 500 kilowatts is a reflection of the government’s commitment to increase the role of municipalities in the development of large-scale renewable energy projects. The new process will provide municipalities with a stronger voice and additional opportunities to participate in the development of renewable energy projects. It will require developers to engage municipalities from the beginning to take into account local needs and considerations before contracts are offered. The Ontario Power Authority officially launched the Request for Qualifications for the new procurement process in July.

●  In 2013, Hydro One Inc., which provides electricity transmission and distribution services, invested nearly $1.4 billion in its systems. Its total investments of more than $11 billion since 2003, including upgrades to more than 10,000 kilometres of lines, have increased transmission capacity by an estimated 10,000 MW, improving electricity supply and reliability.

●  Close to 4.8 million smart meters in use across the province provide hourly readings of customers’ energy consumption, allowing greater opportunities for conservation. More than 4.4 million customers are on time-of-use pricing, which reflects the changing cost of electricity through the day, incenting them to shift usage from peak to off-peak hours to save money. For the system as a whole, reduced peak demand can avoid or defer the need for new generation, transmission and distribution, reducing costs for all customers.

●  The Environmental Commissioner of Ontario reports on progress on energy conservation in the province. His most recent report is available at www.eco.on.ca.

COMPARISON OF INTERIM TO ACTUAL RESULTS

The Province provided interim estimates of results for 2013–14 in the 2014 Budget. The interim deficit projection was $11.3 billion, while the actual deficit figure reported for the year is $10.5 billion. Table 5 outlines the major variances between the interim and actual results.

Comparison of 2013–14 Interim to Actual results Table 5 ($ Billions )
	2013–14 Interim	2013–14 Actual	Variance
Revenue
Taxation	80.5	80.0	(0.5)
Government of Canada	22.2	22.3	0.1
Income from government business enterprises	4.8	5.3	0.5
Other non-tax revenue	8.2	8.3	0.1
Total Revenue	115.7	115.9	0.2
Expense
Programs	116.4	115.8	(0.6)
Interest on debt	10.6	10.6	(0.0)
Total Expense	127.0	126.4	(0.6)
Annual Deficit	(11.3)	(10.5)	(0.8)
Note: Interim and related variance figures may not add due to rounding.

Revenue was up slightly from the interim estimate, with declines in taxation more than offset by gains in income from government business enterprises, primarily OPG, as final results became available, and by a small increase in other non-tax revenue.

The net gain of $0.2 billion on the revenue side together with slightly lower-than-expected spending of $0.6 billion accounted for the $0.8 billion improvement in the deficit. The lower spending was attributable to savings across a range of ministries as additional information became available after the interim figures were collected. These savings were partially offset by higher expense in the health sector, largely reflecting the $290 million transfer of Hamilton Health Sciences Corporation assets, and the $190 million committed by the Ministry of Municipal Affairs and Housing to municipalities and conservation authorities affected by the December 2013 ice storm, both of which are discussed on pages 14 and 15.

CONSOLIDATED

FINANCIAL STATEMENTS

Independent Auditor’s Report

To the Legislative Assembly of the Province of Ontario

I have audited the accompanying consolidated financial statements of the Province of Ontario, which comprise the consolidated statement of financial position as at March 31, 2014 and the consolidated statement of operations, change in net debt, change in accumulated deficit and cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Government of Ontario is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as the Government determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Government, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2014 and the consolidated results of its operations, change in its net debt, change in its accumulated deficit, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

                                                                                                                                                Originally signed by

Toronto, Ontario                                                                               Bonnie Lysyk, MBA, CPA, CA, LPA
August 19, 2014                                                                    Auditor General

Province of Ontario Consolidated Statement of Operations
($ Millions)	2013–14 Budget	2013–14 Actual	2012–13 Actual
Revenues (Schedules 1 and 2)
Personal Income Tax	27,578	26,929	25,574
Sales Tax	21,856	20,481	20,957
Corporations Tax	11,269	11,423	12,093
Education Property Tax	5,694	5,457	5,511
Employer Health Tax	5,318	5,283	5,137
Ontario Health Premium	3,226	3,128	3,067
Gasoline and Fuel Taxes	2,377	3,081	3,100
Other Taxes	4,657	4,184	3,979
Total Taxation	81,975	79,966	79,418
Transfers from Government of Canada	22,475	22,277	21,661
Income from Investment in Government Business Enterprises (Schedule 9)	4,479	5,337	4,469
Other	7,916	8,331	7,821
	116,845	115,911	113,369
Expenses (Schedules 3 and 4)
Health	48,850	48,921	47,582
Education	25,092	24,423	22,649
Children’s and Social Services	14,332	14,080	13,714
Environment, Resources and Economic Development	11,221	11,422	11,260
Interest on Debt	10,605	10,572	10,341
Post-Secondary Education and Training	7,748	7,591	7,355
Justice	4,077	4,165	3,965
General Government and Other	5,663	5,190	5,723
	127,588	126,364	122,589
Reserve	1,000	–	–
Annual Deficit	(11,743)	(10,453)	(9,220)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2014	2013
Liabilities
Accounts Payable and Accrued Liabilities (Schedule 5)	19,691	21,554
Debt (Note 3)	295,758	281,065
Other Long-Term Financing (Note 5)	12,909	12,315
Deferred Revenue and Capital Contributions (Note 6)	9,481	9,117
Pensions and Other Employee Future Benefits (Note 7)	4,137	4,362
Other Liabilities (Note 8)	2,829	2,968
	344,805	331,381
Financial Assets
Cash and Cash Equivalents	12,744	18,497
Investments (Note 9)	21,989	20,841
Accounts Receivable (Schedule 6)	8,524	8,425
Loans Receivable (Schedule 7)	11,778	11,110
Other Assets	1,850	1,873
Investment in Government Business Enterprises (Schedule 9)	20,730	18,547
	77,615	79,293
Net Debt	(267,190)	(252,088)
Non-Financial Assets
Tangible Capital Assets (Note 10)	90,556	84,956
Accumulated Deficit	(176,634)	(167,132)
Contingent Liabilities (Note 12) and Contractual Obligations (Note 13). See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario
Consolidated Statement of Change in Net Debt

For the year ended March 31
($ Millions)                                                                                                                                                                                                                                                                                                                                                                                                                               2014                                             2013

Annual Deficit                                                                                                                                                                                                                                                                                                                         (10,453)                                         (9,220)
   Acquisition of Tangible Capital Assets (Note 10)                                                                                                                                                                                                                                 (10,322)                                             (11,787)
Amortization of Tangible Capital Assets (Note 10)                                                                                                                                                                                                                                  4,373                                                  3,930
Proceeds on Sale of Tangible Capital Assets                                                                                                                                                                                                                                               377                                                      150
Gain on Sale of Tangible Capital Assets                                                                                                                                                                                                                                                       (28)                                                     (77)
                                                                                                                                                                                                                                                                                                                                                      (5,600)                                         (7,784)
Increase in Fair Value of Ontario Nuclear Funds (Note 11)                                                                                                                                                                                                                                                951                                                639

Increase in Net Debt                                                                                                                                                                                                                                                                                                               (15,102)                                      (16,365)

Net Debt at Beginning of Year                                                                                                                                                                                                                                                                                           (252,088)                                    (235,582)
PSAB Transitional Impact (Note 2)                                                                                                                                                                                                                                                                                                     –                                             (141)

Restarted Net Debt at Beginning of Year                                                                                                                                                                                                                                                                        (252,088)                                    (235,723)

Net Debt at End of Year                                                                                                                                                                                                                                                                                                       (267,190)                                    (252,088)

See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)	2014	2013
Accumulated Deficit at Beginning of Year	(167,132)	(158,410)
PSAB Transitional Impact (Note 2)	–	(141)
Restated Accumulated Deficit at Beginning of Year	(167,132)	(158,551)
Annual Deficit	(10,453)	(9,220)
Increase in Fair Value of Ontario Nuclear Funds (Note 11)	951	639
Accumulated Deficit at End of Year	(176,634)	(167,132)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2014	2013
Operating Transactions
Annual Deficit	(10,453)	(9,220)
Non-Cash Items:
Amortization of Tangible Capital Assets (Note 10)	4,373	3,930
Gain on Sale of Tangible Capital Assets	(28)	(77)
Income from Investment in Government Business Enterprises (Schedule 9)	(5,337)	(4,469)
PSAB Transitional Impact	–	(141)
Cash Items:
(Increase)/Decrease in Accounts Receivable (Schedule 6)	(99)	838
Increase in Loans Receivable (Schedule 7)	(668)	(729)
(Decrease)/Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	(1,863)	426
Decrease in Liability for Pensions and Other Employee Future Benefits (Note 7)	(225)	(440)
(Decrease)/Increase in Other Liabilities (Note 8)	(139)	174
Increase in Deferred Revenue and Capital Contributions (Note 6)	364	564
Remittances from Investment in Government Business Enterprises (Schedule 9)	4,105	3,820
Decrease/(Increase) in Other Assets	23	(288)
Cash Applied to Operating Transactions	(9,947)	(5,612)
Capital Transactions
Acquisition of Tangible Capital Assets (Note 10)	(10,322)	(11,787)
Proceeds from Sale of Tangible Capital Assets	377	150
Cash Applied to Capital Transactions	(9,945)	(11,637)
Investing Transactions
Increase in Investments (Note 9)	(1,148)	(6,543)
Cash Applied to Investing Transactions	(1,148)	(6,543)
Financing Transactions
Long-Term Debt Issued	38,157	37,301
Long-Term Debt Retired	(24,784)	(16,522)
Net Change in Short-Term Debt	1,320	3,008
Increase in Other Long-Term Financing (Note 5)	594	2,122
Cash Provided by Financing Transactions	15,287	25,909
Net (Decrease)/Increase in Cash and Cash Equivalents	(5,753)	2,117
Cash and Cash Equivalents at Beginning of Year	18,497	16,380
Cash and Cash Equivalents at End of Year	12,744	18,497
See accompanying Notes and Schedules to the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in compliance with legislation and in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of CPA Canada.

Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises, significant broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. However, in accordance with PSAB, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in the Province’s financial statements. A listing of consolidated government organizations is provided in Schedule 8. For those organizations that do not meet the PSAB “benefit versus cost constraint” standard, such as Children’s Aid Societies and Community Care Access Centres, they are reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 14.

Principles of Consolidation

Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and their net income is shown as a separate item, Income from Investment in Government Business Enterprises, on the Consolidated Statement of Operations.

The assets and liabilities of the BPS organizations are consolidated with those of the Province on a line-by-line basis on the Consolidated Statement of Financial Position. As such, the net debt of hospitals, school boards and colleges is included in the consolidated net debt of the Province. The total annual expenses of these BPS organizations, net of revenues they receive directly from the public, such as tuition fees, patient fees, donations and other recoveries, are included with the consolidated expenses of the Province. The expenses of hospitals are included with Health expenses, school boards with Education expenses, and colleges with Post-Secondary Education and Training expenses on the Consolidated Statement of Operations. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts on the Consolidated Statement of Financial Position and to remove inter-organizational gains/losses from the Consolidated Statement of Operations.

Other government organizations are included on a line-by-line basis with the consolidated assets, liabilities, revenues and expenses of the Province. Where necessary, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. Such uncertainty exists when there could be a material variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty in these financial statements and notes thereto exists in the valuation of pensions and other employee future benefits obligations, the value of tangible capital assets, the estimation of personal income tax, corporations tax and harmonized sales tax revenue accruals, and the valuation of the Canada Health Transfer and Canada Social Transfer entitlements.

Pensions and other employee future benefits liability of $4,137 million (2013, $4,362 million), see Note 7, is subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits).

The net book value of tangible capital assets of $90,556 million (2013, $84,956 million), see Note 10, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Personal income tax revenue of $26,929 million (2013, $25,574 million), see Schedule 1, is subject to uncertainty due to possible subsequent revisions of estimates based on information available in the future related to past-year tax return processing. Corporations tax revenue of $11,423 million (2013, $12,093 million) (see Schedule 1) and harmonized sales tax revenues of $20,481 million (2013, $20,957 million) are also subject to uncertainty due to similar reasons.

The estimation of the Canada Health Transfer of $11,940 million (2013, $11,315 million) and Canada Social Transfer entitlements of $4,689 million (2013, $4,591 million) (see Schedule 1) is subject to uncertainty because of variances between the estimated and actual Ontario shares of the Canada-wide personal income and corporations tax base and population.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ from the government’s estimates.

Revenues

Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized and all eligibility criteria have been met by the recipient. Any transfers paid are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

Other employee future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include obligations to make transfer payments to organizations and individuals, present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Amounts received prior to year-end that relate to funding for a subsequent fiscal year are reported as deferred revenue. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Alternative Financing and Procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-end of the pension plans and that of the Province.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the events giving rise to the government’s control of the benefit occur.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Investments include temporary investments, investments in the auto sector, asset-backed term notes and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Investments in the auto sector, asset-backed term notes and portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable include loans to government business enterprises and loans under the student loans program, advanced manufacturing investment program, and the automotive investment strategy fund. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized. External contributions for acquisition of tangible capital assets are recorded as deferred capital contributions and amortized to revenue consistent with the amortization to expense of the related tangible capital assets, reflecting the intent of the external contributors that the grants be used to construct or acquire assets that will provide public services over the useful lives of the underlying assets.

Future Changes in Accounting Standards

PSAB 3450 – Financial Instruments and PSAB 2601 – Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other ﬁnancial assets and ﬁnancial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition), any gains and losses arising due to changes in fair value (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses. Senior governments are required to adopt these standards in ﬁscal year 2016–17 or earlier. The Province is currently assessing the impact of these standards on its Consolidated Financial Statements.

PSAB 3260 – Liabilities for Contaminated Sites

During 2009–10, PSAB published a new standard on Liabilities for Contaminated Sites that provides additional guidance on how to apply the standard for liabilities (PSAB 3200) when it relates to environmental contamination of land. The new standard will apply to fiscal years beginning on or after April 1, 2014. The Ministry of Finance is currently working with relevant ministries to assess the effects of this new standard. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province will implement the new standard as a change in accounting policy in accordance with PSAB 2120 – Accounting Changes.

Future Decision on Rate Regulated Entities

The financial results of Ontario Power Generation Inc. and Hydro One Inc. are prepared on a U.S. GAAP basis as directed by the Province, but are consolidated in the Province’s financial statements on a Canadian GAAP basis, both bases reflecting rate regulated accounting. In December 2009, PSAB approved a standard requiring that government business enterprises adopt International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. As a result of concerns raised by the rate regulated sector, the IFRS implementation date for entities with qualifying rate regulated activities was extended by the Accounting Standards Board to January 1, 2015, while standard setters assess the requirements for rate regulated accounting. The Province will continue to monitor and assess the potential impact of any changes to IFRS standards on the Province’s Consolidated Financial Statements.

PSAB/AcSB Statement of Principles on Not-for-Profit Accounting

In December 2010, not-for-profit accounting standards were incorporated into PSAB standards for use by government not-for-profit organizations for fiscal years beginning on or after January 1, 2012. In April 2013, AcSB and the Public Sector Accounting Board issued a joint Statement of Principles on Improvements to the Not-for-Profit Standards that proposes to change the way not-for-profit organizations recognize revenue, report controlled organizations, and record other activities. The Province’s Consolidated Financial Statements may be affected by any changes in the standards to the extent that government organizations are impacted by any final changes. The Ministry of Finance will continue to consult with consolidated entities and their respective ministries to identify concerns and comments to share with standard setters.

Concepts Underlying Financial Performance

PSAB is currently in the process of revisiting its conceptual framework. The conceptual framework establishes principles for the development of standards used for financial reporting by governments. The conceptual framework is important to ensure public sector standards appropriately reflect the economic substance of government transactions and to support transparency and accountability in public sector reporting. PSAB expects to complete its review by September 2015.

2.	Accounting and Financial Statement Presentation Changes

Some of the Province’s controlled entities report on a not-for-profit basis. In 2012, such organizations were required to adopt certain PSAB standards, including employee future benefits and pensions. The impact of those changes on the Province’s net debt, accumulated deficit or other liabilities is fully reflected in the Province’s opening results for the prior year 2012–13. There are no 2013–14 impacts from these changes.

3.	Debt

The Province borrows in both domestic and international markets. Debt of $295.8 billion, as at March 31, 2014 (2013, $281.1 billion), is composed mainly of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public sector pension funds. Debt comprises Debt Issued for Provincial Purposes of $269.6 billion (2013, $253.7 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $26.2 billion (2013, $27.4 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

Debt As at March 31 ($ Millions) 2014							2013
Currency	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1 Total		Total
Maturing in:
2014						$45,362
2015	$24,791	17,721	54	–	758	$43,324	21,615
2016	8,408	10,151	1,031	–	1,807	21,397	21,091
2017	11,215	9,763	–	–	507	21,485	18,830
2018	12,258	4,878	–	385	–	17,521	16,224
2019	10,153	5,186	75	–	590	16,004	–
1–5 years	66,825	47,699	1,160	385	3,662	119,731	123,122
6–10 years	59,155	6,583	395	6,409	1,538	74,080	63,806
11–15 years	20,548	–	–	–	–	20,548	18,796
16–20 years	9,513	–	–	–	–	9,513	14,227
21–25 years	22,769	–	–	–	–	22,769	21,913
26–502 years	49,117	–	–	–	–	49,117	39,201
Total3, 4	$227,927	54,282	1,555	6,794	5,200	$295,758	$281,065
Debt Issued for Provincial Purposes5	203,625	53,360	1,555	6,615	4,457	269,612	253,729
OEFC Debt	24,302	922	–	179	743	26,146	27,336
Total	$227,927	54,282	1,555	6,794	5,200	$295,758	$281,065
Effective Interest Rates (Weighted Average)
2014	4.29%	2.52%	1.98%	4.12%	3.93%	3.94%	–
2013	4.42%	2.75%	1.40%	4.29%	3.80%	–	4.08%
1  Other currencies comprise Australian dollar, New Zealand dollar, Norwegian krone, UK Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2  The longest term to maturity is to June 2, 2062.
3  Total foreign currency denominated debt as at March 31, 2014, was $67.8 billion (2013, $68.2 billion). Of that, $66.4 billion or 98.0 per cent (2013, $66.3 billion or 97.1 per cent) was fully hedged to Canadian dollars. The remaining 2.0 per cent (2013, 2.9 per cent) of foreign debt was unhedged as follows: $424 million (2013, $1.5 billion) Japanese yen denominated debt and $966 million (2013, $486 million) Swiss franc denominated debt.
4  Total debt includes issues totalling $0.65 billion (2013, $0.75 billion), which have embedded options exercisable by either the Province or the bondholder under specific conditions.
5  Debt denominated in Canadian dollars as at March 31, 2014, includes $3.6 billion (2013, $4.9 billion) long-term debt and $0.2 billion (2013, $1.4 billion) short-term debt purchased and held by the Province.

Debt As at March 31 ($ Millions)	2014	2013
Debt Payable to/of:
Public Investors	$282,835	$267,448
Canada Pension Plan Investment Board	10,233	10,233
Ontario Immigrant Investor Corporation	1,139	1,108
School Board Trust Debt	718	739
Public Service Pension Plan Fund	225	656
Canada Mortgage and Housing Corporation	501	569
Ontario Public Service Employees Union Pension Fund	107	312
Total	$295,758	$281,065

Fair value of debt outstanding approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2014, was $326.5 billion (2013, $318.4 billion). This is higher than the book value of $295.8 billion (2013, $281.1 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years.

4.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of forward foreign exchange contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2014, the respective unhedged levels were 0.4 and nil per cent (2013, 0.8 and nil per cent). A one Japanese yen appreciation of the Japanese currency, relative to the Canadian dollar, would result in unhedged debt denominated in Japanese yen increasing by $4.6 million (2013, $16.2 million) and a corresponding increase in interest on debt of $1.1 million (2013, $6.4 million). A one Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss franc increasing by $7.2 million (2013, $5.1 million) and a corresponding increase in interest on debt of $2.1 million (2013, $0.7 million). Total foreign exchange gains/losses recognized in the Statement of Operations for 2013–14 were gains of $75.1 million (2012–13, losses of $5.0 million).

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial Purposes and OEFC debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions.

The current market risk policy limits net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. At March 31, 2014, the net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt was 11.0 per cent and 21.4 per cent respectively (2013, 8.9 per cent and 28.0 per cent). Based on floating rate interest-bearing financial instruments on hand at March 31, 2014, plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis point) increase in interest rates would result in an increase in interest on debt of $358 million (2013, $308 million).

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 9), adjusted for collateral (Note 12), at levels that are expected to meet future cash requirements and give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held that can be sold or repledged is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2014, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value As at March 31 ($ Millions)								2014	2013
Maturity in Fiscal Year	2015	2016	2017	2018	2019	6–10 Years	Over 10 Years	Total	Total
Swaps:
Interest Rate1	$24,688	$20,065	$21,220	$11,148	$12,163	$20,543	$7,662	$117,489	$117,036
Cross Currency	9,688	8,722	9,947	4,505	2,999	18,752	–	54,613	61,874
Forward Foreign Exchange Contracts	27,666	–	–	–	–	–	–	27,666	19,303
Swaption2	150	–	500	–	–	–	–	650	750
Total	$62,192	$28,787	$31,667	$15,653	$15,162	$39,295	$7,662	$200,418	$198,963
1 Includes $4.1 billion (2013, $3.7 billion) of interest rate swaps related to loans receivable held by a consolidated entity. 2 See glossary for definition.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2014.

Credit Risk Exposure As at March 31 ($ Millions)	2014	2013
Gross Credit Risk Exposure	$6,086	$4,774
Less: Netting	(4,040)	(3,977)
Net Credit Risk Exposure	2,046	797
Less: Collateral Received (Note 12)	(1,132)	(456)
Net Credit Risk Exposure (Net of Collateral)	$914	$341

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss including the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province further mitigated by the collateral received from counterparties.

5.	Other Long-Term Financing

Other long-term financing comprises the total debt of the Broader Public Sector (BPS) and obligations under Alternative Financing and Procurement (AFP) arrangements.

Other Long-Term Financing of $12.9 billion, as at March 31, 2014 (2013, $12.3 billion) includes BPS Debt of $5.4 billion (2013, $5.7 billion), BPS AFP obligations of $4.4 billion (2013, $4.0 billion) and direct provincial AFP obligations of $3.1 billion (2013, $2.6 billion).

6.	Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2014	2013
Deferred Revenue:
Teranet	$989	$1,022
Vehicle and Driver Licences	836	687
Other	1,825	1,790
Total Deferred Revenue	3,650	3,499
Deferred Capital Contributions1	5,831	5,618
Total	$9,481	$9,117
1 Most federal transfers have been reclassified to deferred capital contributions.

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

Deferred capital contributions represent the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific-purpose funding received from the Government of Canada, municipalities or third parties. Deferred capital contributions are recorded in revenue over the estimated useful life of the underlying tangible capital asset once constructed or acquired by the Province.

7.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31 ($ Millions)	2014	2014	2014	2013
	Pensions	Other Employee Future Benefits	Total	Total
Obligation for benefits	$108,724	$10,942	$119,666	$116,107
Less: plan fund assets	(118,224)	(524)	(118,748)	(108,915)
Unamortized actuarial gains	735	321	1,056	(4,937)
Adjustments1	2,155	8	2,163	2,107
Total	$(6,610)	$10,747	$4,137	$4,362
1      Adjustments for pensions consist of:
i)    differences for amounts reported by the pension plans at December 31, instead of the Province’s year-end of March 31
ii)   unamortized difference between employer and employee contributions for jointly sponsored pension plans
iii)  unamortized employee contribution reductions for solely sponsored plans
iv)  amounts payable by the Province that are reflected as contributions in the pension plan assets.

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2014	2014	2014	2013
	Pensions	Other Employee Future Benefits	Total	Total
Cost of benefits	$2,091	$285	$2,376	$2,695
Amortization of actuarial losses	377	15	392	460
Employee contributions	(299)	–	(299)	(304)
Gain on plan amendment or curtailment	–	(1,151)	(1,151)	–
Recognition of unamortized experience losses	–	1,110	1,110	–
Interest (income) expense	(352)	257	(95)	38
Adjustments1	(124)	–	(124)	(103)
Total2,3	$1,693	$516	$2,209	$2,786
1    Adjustments for pensions consist of amortization of:
    i)  the difference between employer and employee contributions for jointly sponsored pension plans
    ii) employee contribution reductions for solely sponsored plans.
2   Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 3. The Teachers’ Pension expense of $873 million (2012–13, $895 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The Public Service and OPSEU Pension expense of $820 million (2012–13, $845 million) and Other Employee Future Benefits — Retirement Benefits expense of $445 million (2012–13, $674 million) are included in the General Government and Other expense in the Consolidated Statement of Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits — Retirement Benefits expense of $1,265 million (2012–13, $1,519 million) is disclosed separately in Schedule 4. The remainder of Other Employee Future Benefits expense is included in the relevant ministries’ expenses in Schedule 4.
3  The Pensions and Other Employee Future Benefits Expenses for the hospitals, school boards and colleges sectors (except for the Ontario Teachers’ Pension Plan) are not included in the table above. The expenses for HOOPP of $1,000 million (2012–13, $1,036 million) and CAATPP of $201 million (2012–13, $213 million) are included in the Salaries, Wages and Benefits expenses of the hospitals and colleges sectors respectively (Schedule 10) and in the expenses of the BPS ministries (Education, Health and Long-Term Care, and Training, Colleges and Universities) in Schedule 4.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan and the Ontario Teachers’ Pension Plan (OTPP).

These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to eleven per cent of their salaries to these plans. The Province matches these contributions.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

In addition to the Provincial sponsored plans, pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively and are included in these financial statements.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Board of Trustees, the Ontario College Application Services and the Ontario College Library Services. Both of these plans are accounted for as joint contributory defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers, and by investment earnings. As organizations covered under these plans are in the government’s reporting entity, the Province includes 56 per cent of BPS organizations’ portion1 of the net obligation of HOOPP and includes 50 per cent of the net obligation of CAATPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

  1 BPS organizations are represented in HOOPP at 85 per cent in 2013–14 (2012–13, 86 per cent).

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP1	CAATPP
Government’s Best Estimates
Inflation rate	2.50%	2.50%	2.50%	2.50%	2.50%
Salary escalation rate2	3.50%	3.50%	3.50%	4.75%	3.50%
Discount rate and expected rate of return on pension assets	6.75%	6.50%	6.75%	6.25%	6.50%
Accounting actuarial valuation as of December 31, 2013
Employer contributions3 ($ millions)	1,466	360	219	896	184
Employee contributions4 ($ millions)	1,511	299	237	856	181
Benefit Payments (including transfers to other plans) ($ millions)	5,157	1,080	884	1,587	346
Number of active members (approximately)	180,000	41,925	43,827	184,500	21,971
Average age of active members	42.0	45.6	46.5	44.8	48.6
Expected remaining service life of the employees (years)	14.5	11.1	12.3	12.3	12.3
Number of pensioners including survivors (approximately)	127,000	35,707	30,426	82,100	13,146
Accounting actuarial valuation as of December 31, 2012
Employer contributions3 ($ millions)	1,395	366	231	847	169
Employee contributions4 ($ millions)	1,446	304	256	821	172
Benefit Payments (including transfers to other plans) ($ millions)	4,930	1,023	745	1,486	332
Number of active members (approximately)	179,000	41,863	43,981	178,600	21,415
Average age of active members	42.0	45.3	46.4	44.8	48.6
Expected remaining service life of the employees (years)	14.6	10.6	11.3	12.3	10.6
Number of pensioners including survivors (approximately)	124,000	35,616	28,916	78,900	12,631
1   HOOPP employer contributions only include the BPS organizations. The benefit payments (including transfers to other plans), employee contributions, number of active members, average age of active members, and number of pensioners including survivors, represent the  entire HOOPP plan including non-BPS organizations.
2   Salary assumptions incorporate recent bargaining agreements reached, including the Province of Ontario’s two-year legislative teachers’ salary freeze for 2012 and 2013.
3   Employer contributions paid during the Province’s fiscal year. Employer contributions excludes other employers’ contributions made by agencies participating in PSPP and OPSEU, and excludes other employers’ contributions to OTPP. PSPP employer contributions include special payments of $127 million (2012–13, $127 million).
4   Employee contributions paid during the calendar year.

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan.

In 2014, the Province announced changes in eligibility criteria and premium payment terms for post-retirement insured benefits for eligible persons who will receive a pension from the Public Service Pension Plan or OPSEU Pension Plan. Effective January 1, 2017, current pension plan members who do not meet the current 10-year eligibility criteria by January 1, 2017, would be required to have 20 years of pension service and retire to an immediate unreduced pension. Further, any eligible members who commence receipt of a pension on or after January 1, 2017, would be required to pay 50 per cent of the premium costs in order to participate in the post-retirement insured benefits plan. The gain of this amendment of $1,108 million is included in fiscal year 2013–14 Other Employee Future Benefits. The gain is fully offset by recognition of unamortized experience losses of $1,108 million.

The liability for non-pension retirement benefits of $8.0 billion as at March 31, 2014 (2013, $7.8 billion) is included in the Other Employee Future Benefits Liability. The expense for 2013–14 of $445 million (2012–13, $674 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS expense of $33 million in 2013–14 (2012–13, recovery of $376 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the non-pension retirement benefits calculation for 2013–14 is 3.75 per cent (2012–13, 4.20 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2013–14 ranges from 3.00 per cent to 6.00 per cent (2012–13, 2.75 per cent to 7.50 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

In 2014, the Province eliminated severance entitlement upon retirement for non-bargaining employees hired on or after April 1, 2014. For current non-bargaining employees who retire after January 1, 2016, service accrued will be capped up to December 31, 2015 and any termination payments on retirement after January 1, 2016, will be paid based on salary in effect on December 31, 2015. A plan curtailment gain of $43 million and recognition of net unamortized losses of $2 million is included in fiscal year 2013–14 Other Employee Future Benefits.

For all other employees subject to terms set out in collective agreements, who have completed five years of service, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $2.8 billion as at March 31, 2014 (2013, $2.9 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense for 2013–14 of $71 million (2012–13, $372 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS post-employment benefits expense of $462 million in 2013–14 (2012–13, BPS post-employment benefit recovery of $17 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2013–14 is 3.15 per cent (2012–13, 3.70 per cent). The discount rate used by BPS organizations in the post-employment benefits for 2013–14 ranges from 2.70 per cent to 7.50 per cent (2012–13, 2.10 per cent to 7.50 per cent).

8.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2014	2013
Power Purchase Contracts	$696	$939
Other Funds and Liabilities	2,133	2,029
Total	$2,829	$2,968

Power Purchase Contracts

Power supply contracts include both power purchase contracts and power supply support agreements. Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, Ontario Electricity Financial Corporation (OEFC), a consolidated government organization, is the counterparty to these contracts. The contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the future market price. Accordingly, a liability was recorded at $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999.

Under legislated reforms to the electricity market, OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005, and no longer incurs losses on these contracts. At that time, the Ministry of Finance estimated the bulk of the liability to be eliminated over 12 years as existing electricity contracts expire. As a result, the OEFC is amortizing the bulk of the liability to revenue over that period. The decrease in the liability for power purchase contracts was $243 million (2012–13, $263 million), resulting in a liability of $0.7 billion as at March 31, 2014 (2013, $0.9 billion).

In addition, effective January 1, 2009, OEFC entered into a support contract, the Contingency Support Agreement (CSA), with Ontario Power Generation Inc. (OPG) whereby OPG agreed to maintain the reliability and availability of Lambton and Nanticoke coal-fired stations following implementation of a greenhouse gas emissions-reduction strategy. Under the contract, OEFC agreed to ensure OPG would recover the actual costs of operating the stations after implementing this strategy. Any costs to OEFC under this agreement are fully recovered from electricity ratepayers. As at December 31, 2013, OEFC triggered an early termination clause in the CSA to reflect the advanced closure of these plants by one year to the end of 2013. OPG is allowed to recover actual costs that cannot reasonably be avoided or mitigated, during the period from the early shutdown date until December 31, 2014, consistent with the original end date of the CSA.

During the year ended March 31, 2014, OEFC’s cost under power supply contracts totalled $1,296 million (2012–13, $1,323 million), including purchases of power from NUGs of $997 million (2012–13, $1,026 million) and OPG support contract costs of $299 million (2012–13, $297 million). These costs were recovered from electricity ratepayers (as shown in Schedules 1, 3 and 4).

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service and the Deputy Ministers’ Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

9.	Investments

Investments As at March 31 ($ Millions)	2014	2013
Temporary Investments	$16,738	$15,534
Add: Assets Purchased under Resale Agreements	3,639	2,587
Less: Assets Sold under Repurchase Agreements	(1,037)	(273)
Total Temporary Investments	$19,340	$17,848
Auto Sector Investments at Net Realizable Value	608	737
Other Investments	1,618	1,833
Asset-Backed Term Notes	423	423
Total Investments	$21,989	$20,841

Temporary Investments

Temporary investments primarily consist of investments in government bonds. The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2014, is $19.3 billion (2013, $17.8 billion). Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Investments in the Auto Sector

In 2009, the Province committed to provide one-third of the total Canadian financial assistance, to a maximum of $4.8 billion, as part of a co-ordinated response with the Canadian and U.S. federal governments to support the restructuring of the North American automotive industry. The Province’s one-third interest was initiated through a Loan Participation Agreement with Export Development Canada (EDC), a federal Crown corporation. Interest-bearing loans of $13.7 billion were issued by the Canadian government through EDC, of which the Province’s interest in the loans issued was $4.6 billion.

During 2010, EDC agreed to transfer $9.1 billion of the $13.7 billion of outstanding loans to the Canada Development Investment Corporation (CDIC), another federal Crown corporation, through a transfer agreement for nominal consideration. These loans were exchanged by CDIC for common and preferred shares of the borrower. The rights of the Province to a one-third interest in the proceeds of these shares are governed under Memoranda of Understanding between the Canadian government and the Province.

The Province has accounted for its participative interests in the auto sector as investments in these financial statements. The balance as at March 31, 2014, of $608 million (2013, $737 million) includes $474 million (2013, $603 million) of marketable securities with a quoted market value of $1.4 billion (2013, $1.3 billion).

Asset-Backed Term Notes

On January 21, 2009, the restructuring of the frozen Canadian third-party asset-backed commercial paper (ABCP) was completed. Upon completion, the Province received long-term notes issued by the Master Asset Vehicle (MAV). As at March 31, 2014, the Province held $542 million (2013, $545 million) at par with a net book value of $423 million (2013, $423 million) in these restructured long-term notes that were issued by the MAV.

In May 2014, the Province participated in the optional redemption unwind process for Canadian dollar-denominated MAV notes. Long-term notes totalling $511 million at par with a net book value of $402 million were exchanged for notes in the Liquidation Trust. The remaining MAV notes of $31 million at par with a net book value of $21 million were sold for $28 million in June. The Province received $436 million in July, and expects to receive $35 million in September as distributions from the Liquidation Trust. The Province may also receive additional distributions of approximately $16 million by 2017.  All these transactions will be recorded subsequent to 2013–14.

Other Investments

Other investments represent the investments of BPS organizations. These investments primarily consist of fixed income securities. The fair value of these investments approximates book value.

10.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	Total
Cost
Opening Balance	12,097	65,465	25,144	10,786	4,388	4,558	122,438
Additions and Valuation Adjustments1	892	4,437	2,687	794	826	686	10,322
Disposals	29	469	1	313	202	42	1,056
Closing Balance	12,960	69,433	27,830	11,267	5,012	5,202	131,704

Accumulated Amortization
Opening Balance	–	18,051	7,588	8,039	2,467	1,337	37,482
Additions	–	1,882	1,150	716	446	179	4,373
Disposals	–	207	1	260	200	39	707
Closing Balance	–	19,726	8,737	8,495	2,713	1,477	41,148

Net Book Value
2014	12,960	49,707	19,093	2,772	2,299	3,725	90,556
2013	12,097	47,414	17,556	2,747	1,921	3,221	84,956
1 Includes write-downs and other adjustments.

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2014, is $13.5 billion (2012–13, $13.4 billion).

All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2013–14 totalled $4.4 billion, of which $1.8 billion (2012–13, $1.5 billion) relates to the Province and $2.6 billion (2012–13, $2.4 billion) relates to the BPS. The latter expense is included under the BPS expense reported on Schedule 10. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings                                                   20 to 40 years
Dams and Engineering Structures           20 to 80 years
Transportation Infrastructure                  10 to 75 years
Machinery and Equipment                       3 to 20 years
Information Technology                          3 to 15 years
Other                                                         3 to 30 years

11.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management. Effective January 1, 2007, OPG adopted the new accounting standards issued by the Chartered Professional Accountants of Canada on the recognition and measurement of financial instruments. As a result, the ONFA Funds are carried at fair value in OPG’s financial statements.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2013–14 of $951 million (unrealized gains in 2012–13, $639 million) that resulted in an increase in Investment in Government Business Enterprises, and a corresponding decrease in Net Debt and Accumulated Deficit.

12.	Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2014, was $2.0 billion (2013, $1.5 billion). The outstanding loans guaranteed and other contingencies amounted to $1.5 billion as at March 31, 2014 (2013, $1.2 billion). A provision of $5 million (2013, $8 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

Ontario Nuclear Funds Agreement (ONFA)

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement between the Province and the CNSC provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee relates to the portion of the decommissioning and waste management obligations not funded by the estimated value of ONFA funds as at January 1, 2013. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the guarantee. The provincial guarantee, for up to $1.551 billion, is in effect from January 1, 2013, through the end of 2017, when the next reference plan for the CNSC is planned to be approved. In each of January 2013 and 2014, OPG paid a guarantee fee of $8 million to the Province based on the guarantee amount of $1,551 million.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Mortgage and Housing Corporation.

At March 31, 2014, there were $5.8 billion (2013, $6.3 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown, of which 59 (2013, 62) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Legal Aid Ontario – Certificates

Legal Aid Ontario (LAO) issues certificates to individuals seeking legal aid assistance. Each certificate issued authorizes legal services to be performed within the tariff guidelines. At March 31, 2014, a potential $59.4 million (2013, $53.6 million) could still be incurred on certificates issued on or before March 31, 2014, over and above the billings received to date.

Pan/Parapan American Games

On November 6, 2009, Pan American Sports Organization (PASO) members voted to award Toronto and the Golden Horseshoe region the hosting rights of the 2015 Pan/Parapan American Games. Under the Ontario Support Agreement (OSA), the Province has agreed to act as the deficit guarantor. The deficit guarantee will be applicable to the activities of Toronto 2015 in performing its Pan Am-related commitments. The deficit guarantee stipulates that payments of any approved expenses in excess of the aggregate agreed contribution to the Games by all parties are the responsibility of the Province, provided that such expenses have been incurred in an agreed manner and approved by the Province in accordance with the terms and conditions of the OSA. As at March 31, 2014, there is a high likelihood that Pan Am-related expenses will exceed the aggregate agreed contribution of all parties, which would require the Province to make additional payments as the deficit guarantor.  However, an estimate of the potential payments is undeterminable as of that date.

General Real Estate Portfolio – Lease Obligation

Prior to the amalgamation of Stadium Corporation of Ontario Limited (STADCO) with Infrastructure Ontario and the Ontario Realty Corporation on June 6, 2011, all assets, liabilities and operations of STADCO were transferred to the General Real Estate Portfolio (GREP), including ground leases dated June 3, 1989, with Canada Lands Company (CLC) for the SkyDome Lands and the sublease to Rogers Stadium Limited Partnership (sub-tenant). Under the terms of the ground lease, GREP is responsible for base rent, realty taxes, utilities and certain operating costs, which are assumed by the sub-tenant under the terms of the sub-lease. In the event of a default by the sub-tenant, the potential financial impact to GREP is estimated to be the base rent, in the range of $300 million to $400 million annually, plus realty taxes, utilities and certain operating costs.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledger when there are no longer any outstanding obligations.

As at March 31, 2014, there were no assets pledged to counterparties (2013, $1.9 billion), which would be included in Investments and/or Cash and Cash Equivalents.

13.	Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)	2014	2013	2015	Minimum 2016	Payment to be 2017	made in: 2018	2019	2020 and thereafter
Transfer Payments	$11,777	$9,326	$4,980	$3,201	$1,502	$463	$347	$1,284
Alternative Financing Contracts	15,881	17,495	1,273	2,254	1,426	577	528	9,823
Ontario Power Generation	6,141	6,689	1,445	588	375	359	370	3,004
Leases	4,271	3,435	650	517	430	359	293	2,022
Construction Contracts	4,552	4,120	1,749	626	337	205	189	1,446
Other	10,211	10,423	6,490	782	536	596	349	1,458
Total Contractual Obligations	$52,833	$51,488	$16,587	$7,968	$4,606	$2,559	$2,076	$19,037

Ontario Power Generation Inc.’s contractual obligations include future contributions under ONFA of $3.5 billion and fuel supply agreements of $982 million.

In November 2009, the Pan American Sports Organization selected the City of Toronto and the Golden Horseshoe region to host the 2015 Pan/Parapan American Games. The Government of Ontario is investing funds to help plan and stage the Games, and to support the construction of the Athletes Village. Transfer payments and alternative financing contracts in the table above include $936 million in commitments that are still to be provided for the Games and the Athletes Village project.

The Province has entered into a number of multiple-year alternative financing contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

14.	Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

Workplace Safety and Insurance Board (WSIB)1 As at December 31 ($ Millions)	2013	2012
Assets	$22,510	$19,472
Liabilities	30,754	31,430
Deficiency of Assets	(8,244)	(11,958)
Unfunded Liability attributable to WSIB stakeholders	$(10,638)	$(14,061)
1 The financial statements have been prepared in accordance with IFRS.

Other Trust Funds As at March 31 ($ Millions)			2014	2013
	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)
The Public Guardian and Trustee for Province of Ontario	$1,626	$58	$1,568	$1,498
Motor Vehicle Accident Claims Fund	60	215	(155)	(157)
Pension Benefits Guarantee Fund	574	199	375	256
As at December 31	Assets	Liabilities	2013 Fund Balance	2012 Fund Balance
Deposit Insurance Corporation of Ontario	$178	$13	$165	$147

Unfunded liabilities of trusts under administration are not included in the Province’s consolidated financial statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

15.	Comparative Figures

The comparative figures have been reclassified as necessary to conform to the 2014 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedule 1	Revenues by Source 70
Schedule 2	Revenues by Sector 72
Schedule 3	Expenses by Sector 74
Schedule 4	Expenses by Ministry 76
Schedule 5	Accounts Payable and Accrued Liabilities 77
Schedule 6	Accounts Receivable 77
Schedule 7	Loans Receivable 78
Schedule 8	Government Organizations 79
Schedule 9	Government Business Enterprises 84
Schedule 10	Broader Public Sector Organizations 86

Province of Ontario Schedule 1: Revenues by Source
($ Millions)	2013–14 Budget	2013–14 Actual	2012–13 Actual
Taxation
Personal Income Tax	27,578	26,929	25,574
Sales Tax	21,856	20,481	20,957
Corporations Tax	11,269	11,423	12,093
Education Property Tax	5,694	5,457	5,511
Employer Health Tax	5,318	5,283	5,137
Ontario Health Premium	3,226	3,128	3,067
Gasoline Tax	2,377	2,363	2,390
Land Transfer Tax	1,382	1,614	1,484
Tobacco Tax	1,123	1,110	1,142
Fuel Tax	719	718	710
Beer and Wine Tax	574	557	560
Electricity Payments-In-Lieu of Taxes	366	543	324
Other Taxes	493	360	469
	81,975	79,966	79,418
Transfers from Government of Canada
Canada Health Transfer	12,067	11,940	11,315
Canada Social Transfer	4,727	4,689	4,591
Equalization	3,169	3,169	3,261
Labour Market Development Agreement	623	623	607
Social Housing Agreement	468	474	483
Indian Welfare Services Agreement	207	227	220
Labour Market Agreement	194	193	190
Infrastructure Programs	145	123	116
Wait Times Reduction Fund	97	96	97
Bilingualism Development	80	85	88
Labour Market Agreement for Persons with Disabilities	76	76	76
Youth Criminal Justice Act	52	52	66
Legal Aid Criminal	50	51	50
Other	520	479	501
	22,475	22,277	21,661

Province of Ontario Schedule 1: Revenues by Source (cont’d)
($ Millions) Income from Investment in Government Business Enterprises (Schedule 9)	2013-14 Budget 4,479	2013-14 Actual 5,337	2012-13 Actual 4,469
Other
Power Supply Contract Recoveries	1,274	1,296	1,323
Vehicle and Driver Registration Fees	1,273	1,248	1,125
Sales and Rentals	1,075	1,160	1,188
Electricity Debt Retirement Charge	957	954	939
Other Fees and Licences	821	759	760
Net Reduction of Power Purchase Contracts (Note 8)	243	243	263
Royalties	242	242	226
Independent Electricity System Operator Revenue	176	160	120
Local Services Realignment	98	92	88
Miscellaneous	1,757	2,177	1,789
	7,916	8,331	7,821
Total Revenues	116,845	115,911	113,369

Province of Ontario Schedule 2: Revenues by Sector
Sectors	Health1		Education2		Children’s and Social Services3		Environment, Resources and Economic Development4
For the year ended March 31 ($ Millions)	2014	2013	2014	2013	2014	2013	2014	2013
Revenues
Taxation (Schedule 1)	–	–	–	–	–	–	2	2
Transfers from Government of Canada (Schedule 1)	64	74	79	81	303	310	939	924
Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	1,605	932
Other (Schedule 1)	401	460	27	27	47	77	3,364	2,988
Total	465	534	106	108	350	387	5,910	4,846
1  Includes the activities of the Ministry of Health and Long-Term Care.
2  Includes the activities of the Ministry of Education.
3  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
4  Includes the activities of the Ministries of Aboriginal Affairs, Agriculture and Food/Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development, Trade and Employment/Research and Innovation, Energy, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Tourism, Culture and Sport, and Transportation.

Post-Secondary Education and Training5		Justice6		General Government and Other7		Total
2014	2013	2014	2013	2014	2013	2014	2013

–	–	–	–	79,964	79,416	79,966	79,418
884	868	100	95	19,908	19,309	22,277	21,661
–	–	–	–	3,732	3,537	5,337	4,469
78	68	727	713	3,687	3,488	8,331	7,821
962	936	827	808	107,291	105,750	115,911	113,369
5  Includes the activities of the Ministry of Training, Colleges and Universities.
6  Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
7  Includes the activities of the Ministries of Government Services, Infrastructure, Finance, the Board of Internal Economy, Executive Offices, and the Office of Francophone Affairs.

Province of Ontario Schedule 3: Expenses by Sector1
Sectors	Health2		Education3		Children’s and Social Services4		Environment, Resources and Economic Development5
For the year ended March 31 ($ Millions)	2014	2013	2014	2013	2014	2013	2014	2013
Expenses
Transfer Payments	46,095	46,430	23,991	24,010	13,318	12,995	5,656	5,989
Interest on Debt	–	–	–	–	–	–	–	–
Salaries and Wages	613	605	203	186	427	439	1,734	1,670
Services	1,422	1,021	114	121	169	148	1,242	1,274
Pensions and Employee Future Benefits (Note 7)	7	6	873	895	7	6	11	10
Power Supply Contract Costs	–	–	–	–	–	–	–	–
Amortization of Tangible Capital Assets	85	74	8	8	7	2	1,429	1,177
Employee Benefits	116	105	33	39	72	68	316	295
Supplies and Equipment	393	297	9	9	9	10	193	192
Transportation and Communication	67	76	14	13	20	20	105	98
Net Impact of Broader Public Sector Organizations on Provincial Expenses (Schedule 10)	78	(1,132)	(855)	(2,659)	–	–	–	–
Other	45	100	33	27	51	26	736	555
Total10	48,921	47,582	24,423	22,649	14,080	13,714	11,422	11,260
1  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.
2  Includes the activities of the Ministry of Health and Long-Term Care.
3  Includes the activities of the Ministry of Education.
4  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
5  Includes the activities of the Ministries of Aboriginal Affairs, Agriculture and Food/Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development, Trade and Employment/Research and Innovation, Energy, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Tourism, Culture and Sport, and Transportation.

Post-Secondary Education and Training6		Justice7		General Government and Other8		Interest on Debt9		Total
2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

7,382	7,144	368	338	919	946	–	–	97,729	97,852
–	–	–	–	–	–	10,572	10,341	10,572	10,341
95	97	2,164	2,136	980	971	–	–	6,216	6,104
75	59	866	841	122	60	–	–	4,010	3,524
–	–	17	18	1,294	1,851	–	–	2,209	2,786
–	–	–	–	1,296	1,323	–	–	1,296	1,323
2	1	11	9	266	221	–	–	1,808	1,492
15	13	289	276	134	164	–	–	975	960
1	2	159	162	53	49	–	–	817	721
4	4	70	69	73	68	–	–	353	348
(43)	(22)	–	–	–	–	–	–	(820)	(3,813)
60	57	221	116	53	70	–	–	1,199	951
7,591	7,355	4,165	3,965	5,190	5,723	10,572	10,341	126,364	122,589
6    Includes the activities of the Ministry of Training, Colleges and Universities.
7    Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
8    Includes the activities of the Ministries of Government Services, Infrastructure, Finance, the Board of Internal Economy, Executive Offices, and the Office of Francophone Affairs.
9    Includes the activities related to the management of the debt of the Province.
10  The comparative figures have been reclassified to conform to the 2014 presentation.

Province of Ontario Schedule 4: Expenses by Ministry
($ Millions)	2013–14 Budget	2013–14 Actual	2012–13 Actual
Aboriginal Affairs	65	75	65
Agriculture and Food/Rural Affairs	1,171	1,014	1,036
Attorney General	1,751	1,813	1,683
Board of Internal Economy	200	199	197
Children and Youth Services	4,160	4,079	3,994
Citizenship and Immigration	105	104	111
Community and Social Services	10,172	10,001	9,720
Community Safety and Correctional Services	2,326	2,353	2,282
Consumer Services	26	24	20
Economic Development, Trade and Employment/Research and Innovation	963	872	963
Education	24,153	23,550	21,754
Teachers’ Pension (Note 7)	939	873	895
Energy	1,380	1,318	1,335
Environment	495	486	569
Executive Offices	31	30	30
Finance	1,047	887	847
Contingency Fund1	500	–	–
Interest on Debt	10,605	10,572	10,341
Municipal Partnership Fund	569	569	592
Power Supply Contract Costs	1,274	1,296	1,323
Transition Fund	150	–	–
Government Services	1,047	786	1,144
Public Service/OPSEU Pension and Other Employee Future Benefits (Note 7)	1,516	1,265	1,519
Health and Long-Term Care	48,850	48,921	47,582
Infrastructure	224	152	66
Contingency Fund1	100	–	–
Labour	305	303	281
Municipal Affairs and Housing	948	1,205	1,027
Natural Resources	786	806	868
Northern Development and Mines	725	719	718
Office of Francophone Affairs	5	5	5
Tourism, Culture and Sport	1,485	1,673	1,789
Training, Colleges and Universities	7,748	7,591	7,355
Transportation	2,767	2,823	2,478
Year-End Savings2	(1,000)	–	–
Total Expenses	127,588	126,364	122,589
1 See glossary for definition. 2 For Budget purposes, these items were not allocated to individual ministries.

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities
As at March 31 ($ Millions)	2014	2013
Transfer Payments	5,764	6,077
Interest on Debt	3,646	4,686
Salaries, Wages and Benefits	2,640	2,584
Liability for CRA1 Overpayment	–	133
Other	7,641	8,074
Total Accounts Payable and Accrued Liabilities	19,691	21,554
1 CRA – Canada Revenue Agency.

Province of Ontario Schedule 6: Accounts Receivable
As at March 31 ($ Millions)	2014	2013
Taxes	4,435	4,348
Transfer Payments1	684	663
Other Accounts Receivable2	3,531	3,754
	8,650	8,765
Less: Allowance for Doubtful Accounts3	(1,021)	(1,092)
	7,629	7,673
Government of Canada	895	752
Total Accounts Receivable	8,524	8,425
1  The Transfer Payment receivable consists primarily of recoverables of $578 million (2013, $534 million) for the Ontario Disability Support Program – Financial Assistance.
2  Other Accounts Receivable includes trade receivables.
3  The Allowance for Doubtful Accounts includes a provision of $505 million (2013, $463 million) for the Ontario Disability Support Program – Financial Assistance.

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2014	2013
Government Business Enterprises1	3,997	4,038
Municipalities2	5,090	4,581
Students3	3,052	2,851
Industrial and Commercial4	518	529
Pension Benefit Guarantee Fund5	220	231
Universities6	31	36
Other	115	99
	13,023	12,365
Unamortized Concession Discounts7	(308)	(323)
Allowance for Doubtful Accounts8	(937)	(932)
Total Loans Receivable	11,778	11,110
1  Loans to government business enterprises bear interest at rates of 2.32 per cent to 6.33 per cent (2013, 2.32 per cent to 6.33 per cent).
2  Loans to municipalities bear interest at rates up to 10.25 per cent (2013, 8.00 per cent).
3  Loans to students bear interest at rates of 1.47 per cent to 4.00 per cent (2013, 1.45 per cent to 3.00 per cent).
4  Loans to industrial and commercial enterprises bear interest at rates up to 6.74 per cent (2013, 6.24 per cent).
5  The loan to the Pension Benefit Guarantee Fund is interest-free.
6  Loans to universities are mortgages bearing interest at rates of 2.77 per cent to 7.13 per cent (2013, 5.88 per cent to 7.13 per cent).
7  Unamortized concession discounts related to loans made to municipalities of $82 million (2013, $85 million), loans to the Pension Benefit Guarantee Fund of $108 million (2013, $113 million), and loans to industrial and commercial enterprises and other of $118 million (2013, $125 million).
8  Allowance for doubtful accounts related to loans made to students of $595 million (2013, $600 million), municipalities of $158 million (2013, $158 million), industrial and commercial enterprises and other of $72 million (2013, $56 million), and the Pension Benefit Guarantee Fund of $112 million (2013, $118 million).

Repayment Terms As at March 31 ($ Millions)	Principal Repayment
Years to Maturity	2014	2013
1 year	1,294	1,134
2 years	698	430
3 years	821	513
4 years	1,630	1,324
5 years	765	463
1–5 years	5,208	3,864
6–10 years	3,558	2,025
11–15 years	1,451	751
16–20 years	515	1,299
21–25 years	288	1,303
Over 25 years	1,739	632
Subtotal	12,759	9,874
No fixed maturity	264	2,491
Total	13,023	12,365
Province of Ontario Schedule 8: Government Organizations1
Government Business Enterprises2	Responsible Ministry
Hydro One Inc.	Energy
Liquor Control Board of Ontario	Finance
Ontario Lottery and Gaming Corporation	Finance
Ontario Power Generation Inc.	Energy
Other Government Organizations2	Responsible Ministry
Agricorp	Agriculture and Food/Rural Affairs
Agricultural Research Institute of Ontario	Agriculture and Food/Rural Affairs
Algonquin Forestry Authority	Natural Resources
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
eHealth Ontario	Health and Long-Term Care
Forest Renewal Trust	Natural Resources
General Real Estate Portfolio	Infrastructure
Independent Electricity System Operator	Energy
Legal Aid Ontario	Attorney General
Local Health Integration Networks
Central East Local Health Integration Network	Health and Long-Term Care
Central Local Health Integration Network	Health and Long-Term Care
Central West Local Health Integration Network	Health and Long-Term Care
Champlain Local Health Integration Network	Health and Long-Term Care
Erie St. Clair Local Health Integration Network	Health and Long-Term Care
Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care
Mississauga Halton Local Health Integration Network	Health and Long-Term Care
North East Local Health Integration Network	Health and Long-Term Care
North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care
North West Local Health Integration Network	Health and Long-Term Care
South East Local Health Integration Network	Health and Long-Term Care
South West Local Health Integration Network	Health and Long-Term Care
Toronto Central Local Health Integration Network	Health and Long-Term Care
Waterloo Wellington Local Health Integration Network	Health and Long-Term Care
Metrolinx	Transportation
Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport
Niagara Parks Commission	Tourism, Culture and Sport
Northern Ontario Heritage Fund Corporation	Northern Development and Mines
Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health and Long-Term Care
Ontario Capital Growth Corporation	Economic Development, Trade and Employment/Research and Innovation
Ontario Clean Water Agency	Environment
Ontario Educational Communications Authority (TVO)	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Immigrant Investor Corporation	Economic Development, Trade and Employment/Research and Innovation
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Mortgage and Housing Corporation	Municipal Affairs and Housing
Ontario Northland Transportation Commission	Northern Development and Mines
1 The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s financial statements as at March 31, 2014.
2 The most recent audited financial statements of these organizations are included in Volume 2, Public Accounts of Ontario.

Province of Ontario Schedule 8: Government Organizations
Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
Ontario Place Corporation	Tourism, Culture and Sport
Ontario Power Authority	Energy
Ontario Racing Commission	Agriculture and Food/Rural Affairs
Ontario Securities Commission	Finance
Ontario Student Loan Trust	Training, Colleges and Universities
Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport
Ontario Trillium Foundation	Tourism, Culture and Sport
Ornge	Health and Long-Term Care
Ottawa Convention Centre Corporation	Tourism, Culture and Sport
Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport
The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport
The Royal Ontario Museum	Tourism, Culture and Sport
Toronto Organizing Committee for the 2015 Pan American and Parapan American Games (Toronto 2015)	Tourism, Culture and Sport
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)	Infrastructure
Transmission Corridor Program	Infrastructure
Broader Public Sector Organizations
Public Hospitals – Ministry of Health and Long-Term Care
Alexandra Hospital Ingersoll
Alexandra Marine & General Hospital
Almonte General Hospital
Anson General Hospital
Arnprior Regional Health
Atikokan General Hospital
Baycrest Centre for Geriatric Care
Bingham Memorial Hospital
Blind River District Health Centre
Bluewater Health
Brant Community Healthcare System
Bridgepoint Hospital
Brockville General Hospital
Bruyère Continuing Care Inc.
Cambridge Memorial Hospital
Campbellford Memorial Hospital
Carleton Place and District Memorial Hospital
Casey House Hospice
Chatham-Kent Health Alliance
Children’s Hospital of Eastern Ontario
Clinton Public Hospital
Collingwood General and Marine Hospital
Cornwall Community Hospital
Deep River and District Hospital Corporation
Dryden Regional Health Centre
Englehart and District Hospital Inc.
Espanola General Hospital
Four Counties Health Services
Georgian Bay General Hospital
Geraldton District Hospital
Grand River Hospital

Grey Bruce Health Services
Groves Memorial Community Hospital
Guelph General Hospital
Haldimand War Memorial Hospital
Haliburton Highlands Health Services Corporation
Halton Healthcare Services Corporation
Hamilton Health Sciences Corporation
Hanover & District Hospital
Headwaters Health Care Centre
Health Sciences North
Holland Bloorview Kids Rehabilitation Hospital
Hôpital Général de Hawkesbury and District General Hospital Inc.
Hôpital Glengarry Memorial Hospital
Hôpital Montfort
Hôpital Notre Dame Hospital (Hearst)
Hornepayne Community Hospital
Hospital for Sick Children
Hôtel-Dieu Grace Healthcare
Hôtel-Dieu Hospital, Cornwall
Humber River Regional Hospital
Joseph Brant Hospital
Kemptville District Hospital
Kingston General Hospital
Kirkland and District Hospital
Lady Dunn Health Centre
Lady Minto Hospital at Cochrane
Lake of the Woods District Hospital
Lakeridge Health
Leamington District Memorial Hospital
   Lennox and Addington County General Hospital
   Listowel Memorial Hospital

Province of Ontario Schedule 8: Government Organizations
Public Hospitals – Ministry of Health and Long-Term Care (cont’d)

London Health Sciences Centre
Mackenzie Health
Manitoulin Health Centre
Manitouwadge General Hospital
Markham Stouffville Hospital
Mattawa General Hospital
McCausland Hospital
Mount Sinai Hospital
Muskoka Algonquin Healthcare
Niagara Health System
Nipigon District Memorial Hospital
Norfolk General Hospital
North Bay Regional Health Centre
North Wellington Health Care Corporation
North York General Hospital
Northumberland Hills Hospital
Orillia Soldiers’ Memorial Hospital
Ottawa Hospital
Pembroke Regional Hospital Inc.
Perth and Smiths Falls District Hospital
Peterborough Regional Health Centre
Providence Care Centre (Kingston)
Providence Healthcare
Queensway-Carleton Hospital
Quinte Healthcare Corporation
Red Lake Margaret Cochenour Memorial Hospital Corporation
Religious Hospitallers of St. Joseph of the Hôtel Dieu of Kingston
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines
Renfrew Victoria Hospital
Riverside Health Care Facilities Inc.
Ross Memorial Hospital
Rouge Valley Health System
Royal Victoria Regional Health Centre
Runnymede Healthcare Centre
Salvation Army Toronto Grace Health Centre
Sault Area Hospital
Scarborough Hospital
Seaforth Community Hospital
Sensenbrenner Hospital
Services de santé de Chapleau Health Services
Sioux Lookout Meno-Ya-Win Health Centre

Smooth Rock Falls Hospital
South Bruce Grey Health Centre
South Huron Hospital Association
Southlake Regional Health Centre
St. Francis Memorial Hospital
St. Joseph’s Care Group
St. Joseph’s Continuing Care Centre of Sudbury
St. Joseph’s General Hospital, Elliot Lake
St. Joseph’s Health Care, London
St. Joseph’s Health Centre (Guelph)
St. Joseph’s Health Centre (Toronto)
St. Joseph’s Healthcare Hamilton
St. Mary’s General Hospital
St. Mary’s Memorial Hospital
St. Michael’s Hospital
St. Thomas - Elgin General Hospital
Stevenson Memorial Hospital
Stratford General Hospital
Strathroy Middlesex General Hospital
Sunnybrook Health Sciences Centre
Temiskaming Hospital
Thunder Bay Regional Health Sciences Centre
Tillsonburg District Memorial Hospital
Timmins and District Hospital
Toronto East General Hospital
Trillium Health Partners
University Health Network
University of Ottawa Heart Institute
Weeneebayko Area Health Authority
West Haldimand General Hospital
West Nipissing General Hospital
West Park Healthcare Centre
West Parry Sound Health Centre
William Osler Health System
Wilson Memorial General Hospital
Winchester District Memorial Hospital
Windsor Regional Hospital
Wingham and District Hospital
Women’s College Hospital
Woodstock General Hospital Trust

Specialty Psychiatric Hospitals – Ministry of Health and Long-Term Care
Centre for Addiction and Mental Health Ontario Shores Centre for Mental Health Sciences	Royal Ottawa Health Care Group Waypoint Centre for Mental Health Care

Province of Ontario Schedule 8: Government Organizations
School Boards – Ministry of Education
Algoma District School Board
Algonquin and Lakeshore Catholic District School Board
Avon Maitland District School Board
Bloorview MacMillan School Authority
Bluewater District School Board
Brant Haldimand Norfolk Catholic District School Board
Bruce-Grey Catholic District School Board
Campbell Children’s School Authority
Catholic District School Board of Eastern Ontario
Conseil des écoles publiques de l’Est de l’Ontario
Conseil scolaire catholique Providence
Conseil scolaire de district catholique Centre-Sud
Conseil scolaire de district catholique de l’Est ontarien
Conseil scolaire de district catholique des Aurores boréales
Conseil scolaire de district catholique des Grandes Rivières
Conseil scolaire de district catholique du Centre-Est de l’Ontario
Conseil scolaire de district catholique du Nouvel-Ontario
Conseil scolaire de district catholique Franco-Nord
Conseil scolaire de district du Grand Nord de l’Ontario
Conseil scolaire de district du Nord-Est de l’Ontario
Conseil scolaire Viamonde
District School Board of Niagara
District School Board Ontario North East
Dufferin-Peel Catholic District School Board
Durham Catholic District School Board
Durham District School Board
Grand Erie District School Board
Greater Essex County District School Board
Halton Catholic District School Board
Halton District School Board
Hamilton-Wentworth Catholic District School Board
Hamilton-Wentworth District School Board
Hastings and Prince Edward District School Board
Huron-Perth Catholic District School Board
Huron-Superior Catholic District School Board
James Bay Lowlands Secondary School Board
John McGivney Children’s Centre School Authority
Kawartha Pine Ridge District School Board
Keewatin-Patricia District School Board
Kenora Catholic District School Board
KidsAbility School Authority
Lakehead District School Board

Lambton Kent District School Board
Limestone District School Board
London District Catholic School Board
Moose Factory Island District School Area Board
Moosonee District School Area Board
Near North District School Board
Niagara Catholic District School Board
Niagara Peninsula Children’s Centre School Authority
Nipissing-Parry Sound Catholic District School Board
Northeastern Catholic District School Board
Northwest Catholic District School Board
Ottawa Catholic District School Board
Ottawa Children’s Treatment Centre School Authority
Ottawa-Carleton District School Board
Peel District School Board
Penetanguishene Protestant Separate School Board
Peterborough Victoria Northumberland and
Clarington Catholic District School Board
Rainbow District School Board
Rainy River District School Board
Renfrew County Catholic District School Board
Renfrew County District School Board
Simcoe County District School Board
Simcoe Muskoka Catholic District School Board
St. Clair Catholic District School Board
Sudbury Catholic District School Board
Superior North Catholic District School Board
Superior-Greenstone District School Board
Thames Valley District School Board
Thunder Bay Catholic District School Board
Toronto Catholic District School Board
Toronto District School Board
Trillium Lakelands District School Board
Upper Canada District School Board
Upper Grand District School Board
Waterloo Catholic District School Board
Waterloo Region District School Board
Wellington Catholic District School Board
Windsor-Essex Catholic District School Board
York Catholic District School Board
York Region District School Board

Province of Ontario Schedule 8: Government Organizations
Colleges – Ministry of Training, Colleges and Universities
Algonquin College of Applied Arts and Technology
Cambrian College of Applied Arts and Technology
Canadore College of Applied Arts and Technology
Centennial College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie
Collège d’arts appliqués et de technologie La Cité collégiale
Conestoga College Institute of Technology and Advanced Learning
Confederation College of Applied Arts and Technology
Durham College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology
George Brown College of Applied Arts and Technology
Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning
Lambton College of Applied Arts and Technology
Loyalist College of Applied Arts and Technology
Mohawk College of Applied Arts and Technology
Niagara College of Applied Arts and Technology
Northern College of Applied Arts and Technology
Sault College of Applied Arts and Technology
Seneca College of Applied Arts and Technology
Sheridan College Institute of Technology and Advanced Learning
Sir Sandford Fleming College of Applied Arts and Technology
St. Clair College of Applied Arts and Technology
St. Lawrence College of Applied Arts and Technology

Province of Ontario Schedule 9: Government Business Enterprises Summary financial information of Government Business Enterprises is provided below.
For the year ended March 31, 2014 ($ Millions)	Liquor Control Hydro One Board of Inc.1 Ontario2		Ontario Ontario Lottery and Power Gaming Generation Corporation2 Inc.1			Total
Assets
Cash and Temporary Investments	366	286	487	772		1,911
Accounts Receivable	1,289	43	98	542		1,972
Inventories	26	387	25	456		894
Prepaid Expenses	–	11	39	81		131
Fixed Assets	16,570	364	1,331	17,333		35,598
Other Assets	2,403	–	2	19,636		22,041
Total Assets	20,654	1,091	1,982	38,820		62,547
Liabilities
Accounts Payable	130	589	292	1,553		2,564
Deferred Revenue	–	–	9	12		21
Long-Term Debt	8,479	112	69	5,979		14,639
Other Liabilities	4,589	–	96	19,908		24,593
Total Liabilities	13,198	701	466	27,452		41,817
Net Assets	7,456	390	1,516	11,368		20,730
Revenue 6,276		5,046	6,727	5,163		23,212
Expenses 5,480		3,323	4,718	4,354		17,875
Net Income	796	1,723	2,009	809	3	5,337
Net Assets at Beginning of Year	6,948	407	1,584	9,608		18,547
Increase in Fair Value of Ontario Nuclear Funds (Note 11) Remittances (to) Consolidated Revenue Fund	– (288)	– (1,740)	– (2,077)	951 –		951 (4,105)
Net Assets	7,456	390	1,516	11,368		20,730

1  Amounts reported using Canadian GAAP standards as recommended by the AcSB.
2  Amounts reported using IFRS.
3  Existing policy and practice is to have the hydro sector’s net income remain in the hydro sector to pay down the debt of Ontario Electricity Financial Corporation, an agency of the Province responsible for managing the stranded debt and other liabilities of the former Ontario Hydro.

Province of Ontario Schedule 9: Government Business Enterprises

Hydro One Inc.

The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers’ Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario Schedule 10: Broader Public Sector Organizations Summary financial information of Broader Public Sector Organizations is provided below.
For the year ended March 31, 2014 ($ Millions)	Hospitals	School Boards	Colleges	Total
Expense
Salaries, Wages and Benefits	17,136	18,408	2,322	37,866
Amortization Expense	1,367	941	257	2,565
Interest Expense1	160	405	18	583
Other Expense	7,274	3,477	1,116	11,867
Fees, Donations and Other Revenues	(3,860)	(1,182)	(2,009)	(7,051)
Total Sector Expense	22,077	22,049	1,704	45,830
Transfers from the Province	(21,999)	(22,904)	(1,747)	(46,650)
Net Impact on Provincial Expense – (Decrease)/Increase	78	(855)	(43)	(820)
1 Interest revenue is netted with Interest Expense.

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2013–14 Public Accounts. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited consolidated financial statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada.

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Cash and Cash Equivalents: cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s consolidated financial statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing, and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, that will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity, or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not

●  receive any goods or services directly in return, as would occur in a purchase or sale transaction;
●  expect to be repaid, as would be expected in a loan; or
●  expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: www.fin.gov.on.ca.